FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding 2017 interim results of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on August 2, 2017; and

2.          An announcement regarding Monthly Return of Equity Issuer on Movements in Securities of the Registrant, submitted by the Registrant on August 1,  2017.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2017 Interim Results Announcement

Consolidated operating revenue:	RMB71.434 billion

Net profit attributable to equity holders of the Company:	RMB0.244 billion

Earnings per share:	RMB0.02

INTERIM RESULTS

The Board of Directors of Huaneng Power International, Inc. (the “Company”) announces the unaudited operating results for the six months ended 30 June 2017 and a comparison with the operating results for the same period of last year. For the six months ended 30 June 2017, the Company and its subsidiaries recorded consolidated operating revenue of RMB71.434 billion, representing an increase of 34.97% compared to the same period of last year. The net profit attributable to equity holders of the Company was RMB0.244 billion, representing a decrease of 96.05% compared to the same period of last year. The earnings per share was RMB0.02.

Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

During the first half of 2017, against the challenges of new change in power system reforms and drastic rise of coal prices, the Company actively participated in market competition, strived to open up the market and controlled costs, thus laying the foundation for attaining the annual target.

1.	Power Generation

In the first half of this year, the power plants of the Company in operation within China achieved a total power generation of 186.685 billion kWh on a consolidated basis, representing an increase of 27.80% from the same period of last year, as well as an aggregate sales volume of 176.121 billion kWh, representing an increase of 27.55% from the same period of last year, and with 1,901 utilization hours, representing an increase of 62 hours compared to the same period of the previous year.

The increase in the Company’s power generation was mainly attributable to the following factors: (1) the acquisition of the power generation assets in Heilongjiang, Jilin and Shandong contributed to the significant rise in the Company’s power generation capacity; and (2) thermal power generation in Central China and East China showed a year-on-year rebound.

In addition, the aggregate power generation of Tuas Power Ltd., which is wholly owned by the Company, accounted for a market share of 21.5%, representing a slight decrease of 0.1 percentage point from the same period of last year.

2.	Cost Control

The coal market prices followed the trend from the fourth quarter last year and continued to be high and volatile for the first half of 2017. With a close watch on market development trends, the relevant State authorities took a series of actions to free up advanced coal production capacity, secure coal supply and stabilize coal prices. After thorough market research and analysis, the Company strengthened and deepened cooperation with large coal companies and strictly adhered to long- and medium-term thermal coal contracts to ensure full delivery of coal supplies.

Meanwhile, the Company put in place strict measures to curb prices as well as regulate bidding procurement of market coals, and optimize imported coals so as to fully control the fuel costs.

3.	Energy Conservation and Environmental Protection

The Company attaches great importance to energy conservation and environmental protection and has so far equipped all of its coal-fired generating units with desulphurization, denitrification and dust removal devices in compliance with applicable environmental standards. The Company carried on with the ultra-low emission technical upgrade on its coal-fired generating units as planned. For the first half of this year, the Company completed the ultra-low emission upgrade of 36 generating units, which means 80% (on an accumulative basis) of the Company’s coal-fired generating units have met the ultra-low emission standard.

4.	Project Development and Construction

For the first half of 2017, the Company’s power generation projects went well and a total capacity of 702.18MW had been put into operation, including Unit 1 and Unit 2 (100MW) of Liaoning Yingkou Xianrendao Thermal Power Plant, the 24 wind power units with a total capacity of 48MW of Hebei Zhuolu Dabao Wind Power Plant, the 106.4MW (12×4.2+14×4) wind power units of Jiangsu Rudong Offshore Wind Farm, the 52MW (26×2) wind power units of Jiangxi Linghuashan Wind Power Plant, the 20MW photovoltaic power units (PV units) of Shandong Jining Photovoltaic Power Plant, the 20MW PV units of Shandong Laiwu Niuquan Photovoltaic Power Plant, the 40MW PV units of Ash Field Photovoltaic Project of Huaneng Jiangsu Taicang Power Plant, the 10MW PV units of Hunan Yueyang Xingang Photovoltaic Power Plant, the 20MW PV units of Ash Field Photovoltaic Project of Henan Qinbei Power Plant, the 20MW PV units of Hunan Yueyang Leigutai Photovoltaic Power Plant, the 6.3MW PV units of Shandong Furuite Rooftop Photovoltaic Power Plant, the 19.8MW PV units of Shandong Ruyi Helan Photovoltaic Power Plant, the 50MW PV units of Shanxi Yushe Photovoltaic Power Plant, the 15MW PV units of Jilin Linjiang Jubao Photovoltaic Power Plant, the 10MW PV units of Fujian Changle Photovoltaic Power Plant, the 16.13MW PV units of Zhejiang Huzhou Distributed Photovoltaic Power Plant, the 2.2MW PV units of Tianjin Chenxi Photovoltaic Power Plant, the 14.1 MW PV units of Jiangsu Guanyun Photovoltaic Power Plant, the

19.75MW PV units of Shandong Weihai Haibu Photovoltaic Power Plant, the 100MW PV units of Shandong Zhanhua Qingfenghu Photovoltaic Power Plant and the 12.5MW PV units of Ash Field Photovoltaic Project of Hainan Haikou Power Plant. Meanwhile, the installed capacity of certain power plants invested by the Company also changed. As of 30 June 2017, the Company had a controlled installed capacity of 101,698MW and an equity-based installed capacity of 90,796MW, of which 13.36% was from clean energy sources (gas turbine, hydro, wind, photovoltaic and biomass power generation).

Prospects for the Second Half of 2017

In the first half of this year, despite the rising uncertainties in the international outlook and the increasingly intense competition in the markets, China’s economy continued to grow, though with difficulties for future development. In the second half of the year, the Company will continue to seek progress while keeping performance stable in face of all kinds of challenges and focus on structural reform on the supply side, with particular emphasis on encouraging innovation, optimizing environment and enhancing quality efficiency, striving to accomplish the Company’s development goals for the whole year.

In terms of the power market, China’s power market reform continues to grow steadily. Economic growth and increase in power demand will remain steady in the second half of the year, with newly increased installed capacity still large in scale and nationwide power supply capability sufficient on the whole. The Company will strengthen its communication and coordination with all levels of governments and power grid companies, actively participate in the power industry reform and closely monitor market trends to identify and seize opportunities to maintain and expand its market share.

In terms of the coal market, effective coal supply will further increase in the second half of the year under the influence of the State’s policies and initiatives for securing supply and stabilizing price in the coal market. Meanwhile, the rapid increase in power generation from clean energy sources in China will result in a drop in thermal coal consumption and keep a relatively balanced supply mix. Besides, from the national perspective, it is intended to keep the coal prices within a controllable range which is conductive to guiding coal prices within a relatively reasonable range. The Company will continue to study and analyse the market and get hold of policies and will intensify its efforts to develop new resources; it will also strive to ensure full delivery of coal supplies and on-site procurement under the long- and medium-term contracts, optimize imported coal so as to firmly control fuel costs.

In terms of the capital market, at the beginning of 2017, the People’s Bank of China stated that monetary policy should remain “stable and neutral”, which means that the overall capital market during the year will be tighter than that of the previous year. The performance of the market in the first half of the year also proved tightening of the capital market. Although we cannot confirm whether the central bank will adjust the benchmark lending interest rate in the second half of the year, the capital market will certainly remain in a “tight balance” status in the second half of the year. It is anticipated that the central bank will ensure the stability of monetary credit and social financing scale through timely pro-cyclical fine-tuning in the second half of the year. The Company will also pay close attention to the capital market in order to ensure fund safety of the Company.

The Company will continue to focus on safe and clean production, adhere to the principle of quality and efficiency and expedite power structure adjustments; actively participate in various market transactions and strive to increase market share; further control fuel costs and expenses, and endeavour to enhance operational efficiency; and continue to create long-term, stable and increasing return for the shareholders of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS (2017 INTERIM)

(Prepared under IFRS)

I.	Comparison and Analysis of Operating Results

Summary

In January 2017, the Company completed the acquisition under common control of the subsidiaries of Huaneng Group Huaneng Shandong Power Generation Co., Ltd., Huaneng Jilin Power Generation Co., Ltd., Huaneng Heilongjiang Power Generation Co., Ltd., and Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd.. The aforementioned entities are included in the consolidated financial statements.

According to the preliminary statistics of the Company, for the second quarter of 2017, the Company’s total power generation by the power plants within China on consolidated basis amounted to 90.697 billion kWh, representing an increase of 31.03% over the same period last year. Total electricity sold by the Company amounted to 85.624 billion kWh, representing an increase of 31.02% over the same period last year. In the first half of 2017, the Company’s total power generation by the power plants within China on consolidated basis amounted to 186.685 billion kWh, representing an increase of 27.80% over the same period last year. Total electricity sold by the Company amounted to 176.121 billion kWh, representing an increase of 27.55% over the same period last year. In the first half of 2017, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB407.49 per MWh, representing an increase of 3.30% over the same period last year.

The increase in the Company’s power generation was mainly attributable to the following factors: (i) the acquisition of power generation assets in several regions including Heilongjiang, Jilin and Shandong, which contributed to the significant rise in the Company’s power generation; and (ii) a year-on-year increase in thermal power generation in central and eastern China.

The power generation (in billion kWh) by each region of the Company’s domestic operations is listed below:

	Power Generation				Electricity sold
Region	April to June 2017	Change	January to June 2017	Change	April to June 2017	Change	January to June 2017	Change

*Heilongjiang Province	3.183	2.16%	6.416	6.15%	2.983	2.12%	6.015	6.33%
*Coal-fired	2.867	-1.32%	5.981	4.92%	2.674	-1.46%	5.588	5.08%
*Wind-power	0.316	50.33%	0.436	26.63%	0.309	49.03%	0.426	26.08%
*Jilin Province	1.982	17.89%	3.983	11.89%	1.877	17.26%	3.752	12.45%
*Coal-fired	1.620	15.05%	3.416	8.50%	1.528	15.27%	3.211	8.59%
*Wind-power	0.283	44.58%	0.426	51.70%	0.274	35.01%	0.410	57.65%
*Hydro-power	0.038	30.15%	0.045	47.01%	0.038	30.14%	0.044	47.04%
*PV	0.0003	–	0.0003	–	0.0003	–	0.0003	–
*Biomass power	0.041	-15.47%	0.096	-3.81%	0.036	-14.78%	0.086	-3.50%
Liaoning Province	3.361	-10.78%	8.571	-3.79%	3.135	-11.28%	8.013	-4.28%
Coal-fired	3.237	-11.14%	8.371	-4.10%	3.012	-11.68%	7.815	-4.61%
Wind-power	0.102	-3.52%	0.169	9.95%	0.101	-3.73%	0.168	9.79%
Hydro-power	0.013	-18.98%	0.014	-40.66%	0.013	-19.31%	0.014	-40.84%
PV	0.0094	226.58%	0.0171	496.13%	0.0091	250.64%	0.0165	539.50%
Inner Mongolia	0.063	-11.44%	0.112	-6.26%	0.063	-12.00%	0.111	-6.58%
Wind-power	0.063	-11.44%	0.112	-6.26%	0.063	-12.00%	0.111	-6.58%
Hebei Province	3.901	7.69%	6.767	2.40%	3.673	7.80%	6.364	2.12%
Coal-fired	3.828	6.83%	6.640	1.51%	3.604	6.90%	6.257	1.44%
Wind-power	0.061	60.63%	0.106	59.14%	0.059	62.97%	0.087	37.15%
PV	0.0109	3503.47%	0.0208	6786.72%	0.0103	–	0.0196	–
Gansu Province	1.928	-20.98%	5.110	0.31%	1.818	-21.62%	4.844	-0.46%
Coal-fired	1.520	-27.46%	4.397	-0.26%	1.428	-28.19%	4.157	-1.21%
Wind-power	0.408	18.51%	0.713	3.95%	0.390	17.91%	0.686	4.30%
Ningxia	0.0004	–	0.0004	–	0.0004	–	0.0004	–
PV	0.0004	–	0.0004	–	0.0004	–	0.0004	–
Beijing	0.958	-29.80%	3.347	-12.21%	0.935	-26.95%	3.149	-11.04%
Coal-fired	–	-100.00%	1.086	-36.18%	–	-100.00%	0.945	-36.08%
Combined Cycle	0.958	11.40%	2.261	7.13%	0.935	10.86%	2.204	6.91%

	Power Generation				Electricity sold
Region	April to June 2017	Change	January to June 2017	Change	April to June 2017	Change	January to June 2017	Change

Tianjin	1.477	32.13%	3.245	-1.80%	1.398	32.54%	3.050	-2.00%
Coal-fired	1.060	27.44%	2.690	8.07%	0.991	27.73%	2.509	8.26%
Combined Cycle	0.417	45.76%	0.554	-31.96%	0.407	45.95%	0.541	-31.94%
PV	0.00001	–	0.00001	–	–	–	–	–
Shanxi Province	2.842	-8.17%	5.408	-10.14%	2.668	-7.92%	5.096	-10.02%
Coaled-fired	2.115	-25.48%	3.444	-23.89%	1.960	-26.01%	3.185	-24.40%
Combined Cycle	0.727	182.71%	1.964	31.48%	0.709	184.08%	1.911	31.76%
PV	0.0004	–	0.0004	–	–	–	–	–
Shandong Province	21.212	101.94%	41.852	114.58%	19.927	101.05%	39.218	113.55%
*Coal-fired	21.042	100.32%	41.540	112.98%	19.761	99.38%	38.917	111.91%
*Wind-power	0.133	28.08%	0.257	14.13%	0.132	0.00%	0.250	12.77%
*PV	0.0367	182.82%	0.0547	175.17%	0.0336	0.00%	0.0508	215.39%
Henan Province	4.890	16.15%	10.872	21.48%	4.616	15.97%	10.257	21.21%
Coal-fired	4.376	3.94%	9.863	10.20%	4.112	3.33%	9.269	9.53%
*Combined Cycle	0.494	31.68%	0.970	14.04%	0.483	31.60%	0.949	13.99%
Wind-power	0.019	–	0.038	–	0.018	–	0.038	–
PV	0.0014	–	0.0014	–	0.0014	–	0.0014	–
Jiangsu Province	11.499	20.03%	21.385	9.27%	10.921	20.10%	20.292	9.04%
Coal-fired	10.193	15.71%	18.942	5.19%	9.641	15.66%	17.918	4.91%
Combined Cycle	1.098	69.60%	2.013	57.04%	1.076	69.37%	1.974	56.76%
Wind-power	0.197	58.21%	0.419	48.86%	0.192	57.15%	0.388	43.47%
PV	0.012	–	0.012	–	0.0117	–	0.0117	–
Shanghai	3.604	-13.35%	8.766	-2.77%	3.410	-13.52%	8.312	-2.87%
Coal-fired	3.183	-14.18%	7.838	-4.54%	2.999	-14.38%	7.405	-4.71%
Combined Cycle	0.421	-6.54%	0.929	15.30%	0.412	-6.65%	0.908	15.29%
Chongqing	1.554	-6.11%	4.211	-1.64%	1.432	-6.26%	3.912	-1.42%
Coal-fired	1.353	-6.17%	3.482	-4.86%	1.237	-6.36%	3.202	-4.82%
Combined Cycle	0.201	-5.72%	0.729	17.34%	0.195	-5.61%	0.710	17.47%
Zhejiang Province	7.185	42.01%	13.443	20.88%	6.904	42.32%	12.915	21.13%
Coal-fired	7.034	40.48%	13.204	20.29%	6.757	40.78%	12.682	20.54%
Combined Cycle	0.138	177.59%	0.216	54.63%	0.135	176.55%	0.211	54.28%
PV	0.0133	387.75%	0.0227	401.74%	0.0126	356.12%	0.0218	399.95%

	Power Generation				Electricity sold
Region	April to June 2017	Change	January to June 2017	Change	April to June 2017	Change	January to June 2017	Change

Hubei Province	2.492	19.39%	6.531	9.52%	2.320	18.85%	6.111	9.05%
Coal-fired	2.297	17.96%	6.232	8.17%	2.130	17.25%	5.819	7.61%
Wind-power	0.080	187.07%	0.146	151.05%	0.078	186.88%	0.143	152.02%
Hydro-power	0.115	2.63%	0.154	6.26%	0.112	3.28%	0.149	6.51%
PV	0.00001	–	0.00001	–	–	–	–	–
Hunan Province	1.358	19.74%	3.908	25.87%	1.263	19.36%	3.654	25.17%
Coal-fired	1.104	26.09%	3.419	30.67%	1.013	26.11%	3.171	30.11%
Wind-power	0.136	-9.55%	0.289	5.39%	0.135	-9.69%	0.286	5.36%
Hydro-power	0.116	7.78%	0.198	-7.23%	0.114	7.80%	0.195	-7.23%
PV	0.0014	–	0.0014	–	0.0014	–	0.0014	–
Jiangxi Province	4.458	35.45%	8.988	18.59%	4.251	36.01%	8.590	18.88%
Coal-fired	4.415	35.00%	8.893	18.10%	4.217	35.80%	8.503	18.48%
Wind-power	0.043	103.92%	0.096	92.06%	0.035	67.45%	0.086	76.87%
Anhui Province	1.343	12.92%	2.846	1.33%	1.281	14.74%	2.724	2.30%
Coal-fired	1.285	15.48%	2.737	0.96%	1.224	15.72%	2.616	1.30%
Wind-power	0.025	47.82%	0.059	243.35%	0.025	–	0.058	–
Hydro-power	0.032	-45.36%	0.050	-37.92%	0.032	-45.48%	0.050	-38.03%
Fujian Province	2.182	22.32%	4.025	18.68%	2.056	22.49%	3.793	18.82%
Coal-fired	2.182	22.30%	4.025	18.68%	2.056	22.49%	3.793	18.82%
PV	0.0002	–	0.0002	–	–	–	–	–
Guangdong Province	5.231	30.34%	9.234	17.59%	4.995	30.46%	8.837	17.70%
Coal-fired	5.226	30.21%	9.224	17.46%	4.990	30.32%	8.827	17.57%
PV	0.0052	–	0.0100	–	0.0052	–	0.0100	–
Yunnan Province	0.900	-23.19%	1.881	-10.93%	0.833	-22.97%	1.743	-10.38%
Coal-fired	0.801	-27.16%	1.631	-16.32%	0.736	-27.18%	1.501	-16.21%
Wind-power	0.100	36.65%	0.250	53.61%	0.097	37.69%	0.242	57.43%
Guizhou Province	0.014	-0.95%	0.034	39.87%	0.014	2.07%	0.033	91.29%
Wind-power	0.014	-0.95%	0.034	39.87%	0.014	2.07%	0.033	91.29%
Hainan Province	3.074	-21.03%	5.742	-17.26%	2.852	-21.38%	5.335	-17.56%
Coal-fired	2.984	-22.52%	5.591	-18.33%	2.763	-23.00%	5.187	-18.73%
Combined Cycle	0.002	-91.43%	0.008	-80.34%	0.002	-91.07%	0.008	-79.59%
Wind-power	0.020	12.22%	0.053	14.45%	0.019	12.02%	0.051	14.35%

	Power Generation				Electricity sold
Region	April to June 2017	Change	January to June 2017	Change	April to June 2017	Change	January to June 2017	Change

Hydro-power	0.063	2,500.62%	0.080	878.87%	0.062	2,909.88%	0.079	952.18%
PV	0.0055	–	0.0101	–	0.0054	–	0.0099	–
Total	90.697	31.03%	186.685	27.80%	85.624	31.02%	176.121	27.55%

Note:
The remarks * represent the regional companies or power plants involved in the new acquisition by the Company at the end of 2016. They have been consolidated in the Company’s financial statements since 1 January 2017, and the comparative data (which have not been consolidated into the statistics for 2016) are for reference only.

For the second quarter of 2017, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 21.8% in Singapore, representing an increase of 0.4 percentage point compared to the same period of last year. In the first half of 2017, the accumulated power generation accounted for a market share of 21.5%, representing a decrease of 0.1 percentage point compared to the same period last year.

The consolidated net profit attributable to the equity holders of the Company for the first half of 2017 was RMB0.244 billion, representing a decrease of 96.05% over RMB6.177 billion for the same period of last year. The net profit attributable to the equity holders of the Company from domestic operations was RMB0.489 billion, representing a 92.35% decrease over the same period of last year, which is mainly due to increase of fuel costs. The net loss attributable to the equity holders of the Company from its operations in Singapore was RMB245 million, representing an increase of RMB31 million over the same period of last year.

1.	Operating revenue and tax and levies on operations

Operating revenue mainly represents revenue from electricity sold. For the first half of 2017, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB71.434 billion, representing a 34.97% increase over RMB52.924 billion for the same period of last year. The operating revenue from domestic operations of the Company increased by RMB17.632 billion over the same period last year, of which operating revenue from newly acquired units and newly operated generating units was RMB15.397 billion. The operating revenue from operations of the Company in Singapore increased by RMB0.877 billion over the same period last year.

Tax and levies on operations mainly consist of value-added tax surcharges. According to relevant administrative regulations, these surcharges include the City Construction Tax and Education Surcharges which are calculated at a prescribed percentage of the amount of the value-added tax paid by the Company. For the first half of 2017, the tax and levies on operations of the Company were RMB649 million, representing an increase of RMB192 million from RMB457 million for the same period last year.

2.	Operating expenses

For the first half of 2017, the consolidated operating expenses of the Company and its subsidiaries were RMB65.718 billion, representing an increase of 65.42% over the same period last year. The operating expenses from domestic operations of the Company increased by RMB25.077 billion, or 70.36%, over the same period of last year, which was mainly due to dual influence of increased domestic fuel costs and operation expansion. The operating expenses of newly acquired units and newly operated generating units amounted to RMB14.754 billion. The operating expenses from operations of the Company in Singapore increased by RMB0.913 billion, or 22.34%, over the same period last year.

2.1	Fuel costs

Fuel costs represent the largest portion of the operating expenses of the Company and its subsidiaries, which were RMB44.001 billion for the first half of 2017, representing an increase of 89.95% over the same period last year. The fuel costs from domestic operations of the Company increased by RMB20.476 billion over the same period last year, which was mainly due to increased fuel costs as well as the operation expansion. Fuel costs for newly acquired units and newly operated generating units amounted to RMB7.989 billion. The operating expenses from the Company’s operations in Singapore increased by RMB0.360 billion over the same period last year.

2.2	Depreciation

Depreciation expenses of the Company and its subsidiaries for the first half of 2017 were RMB10.147 billion, which represents an increase of RMB2.727 billion over the same period last year, mainly due to operation expansion. The depreciation expenses for domestic operations of the Company increased by RMB2.660 billion over the same period last year, of which the depreciation expenses for newly acquired units and newly operated generating units were RMB2.778 billion. The depreciation expenses of its operations in Singapore increased by RMB67 million over the same period last year.

2.3	Labor

Labor costs include salaries payable to employees; housing funds, medical insurance, pension and unemployment insurance payable to relevant government authorities; and accrued training expenses. Labor costs of the Company and its subsidiaries amounted to RMB4.314 billion for the first half of 2017, representing an increase of RMB0.953 billion from RMB3.361 billion for the same period last year, which is mainly due to operation expansion. The labor costs for domestic operations of the Company increased by RMB0.945 billion over the same period last year, of which RMB1.049 billion is attributable to operation of the newly acquired units and newly operated generating units in China. The labor costs for the operations of the Company in Singapore increased by RMB8 million.

2.4	Maintenance

Maintenance expenses of the Company and its subsidiaries amounted to RMB1.715 billion for the first half of 2017, representing an increase of RMB86 million from RMB1.629 billion for the same period last year. The maintenance expenses for domestic operations of the Company increased by RMB77 million, of which the maintenance expenses for the newly acquired units and newly operated generating units were RMB293 million. The maintenance expenses for the Company’s operations in Singapore increased by RMB9 million.

2.5	Other operating expenses (including electricity purchase costs and service fees payable to Huaneng International Power Development Corporation)

Other operating expenses (including electricity purchase costs and the services fees payable to Huaneng International Power Development Corporation) of the Company and its subsidiaries amounted to RMB5.541 billion for the first half of 2017, representing an increase of RMB1.387 billion from RMB4.154 billion for the first half of 2016, which is mainly due to operation expansion. Other operating expenses for domestic operations increased by RMB0.918 billion over the same period last year, of which RMB0.413 billion is attributable to operation of the newly acquired units and newly operated generating units. Other operating expenses for operations of the Company in Singapore increased by RMB0.469 billion.

3.	Financial expenses, net

The consolidated net financial expenses of the Company and its subsidiaries for the first half of 2017 amounted to RMB4.612 billion, representing an increase of RMB1.137 billion from RMB3.475 billion for the same period last year, which is mainly due to increased interest bearing debts and operation expansion. The financial expenses of domestic operations increased by RMB1.154 billion, of which RMB1.107 billion is attributable to the newly acquired units and newly operated generating units. The financial expenses of the Company’s operations in Singapore decreased by RMB17 million.

4.	Share of profits less losses of associates and joint ventures

The share of profits less losses of associates and joint ventures of the Company and its subsidiaries for the first half of 2017 was RMB156 million, representing a decrease of RMB402 million from RMB558 million for the same period last year. This was mainly attributable to the decreased profits of the associates and joint ventures of the Company.

5.	Income tax expenses

For the first half of 2017, the Company and its subsidiaries recognised a consolidated income tax expenses of RMB0.479 billion, representing a decrease of RMB1.935 billion from RMB2.414 billion for the same period last year. The income tax expenses for the domestic operations decreased by RMB1.927 billion over the same period last year mainly due to the reduced profitability of domestic operations during the period. The income tax credit of the Company’s operations in Singapore increased by RMB8 million over the same period last year.

6.	Consolidated net profit attributable to equity holders of the Company (excluding non-controlling interests)

The consolidated net profit attributable to equity holders of the Company amounted to RMB0.244 billion for the first half of 2017, representing a decrease of 96.05% from RMB6.177 billion for the same period last year. The net profit attributable to equity holders of the Company from its domestic operations was RMB0.489 billion, representing a decrease of 92.35% over the same period last year. The decrease was mainly due to increased fuel costs. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB245 million, representing an increase of RMB31 million over the same period last year.

7.	Comparison of financial positions

As of 30 June 2017, consolidated total assets of the Company and its subsidiaries were RMB399.125 billion, representing an increase of 26.77% from RMB314.840 billion as of 31 December 2016. As of 30 June 2017, total assets of the Company’s operations in Singapore were RMB28.333 billion, representing an increase of 0.18% from RMB28.283 billion as of 31 December 2016.

8.	Major financial position ratios

Calculation formula of the financial ratios:

Ratio of liabilities to shareholders’ equity = balance of liabilities at the end of the period/balance of shareholders’ equity (excluding non-controlling interests) at the end of the period

Current ratio = balance of the current assets at the end of the period/balance of current liabilities at the end of the period

Quick ratio = (balance of current assets at the end of the period – net amounts of inventories at the end of the period)/balance of current liabilities at the end of the period

Multiples of interest earned = (profit before tax + interest expenses)/interest expenditure (including capitalized interest)

	The Company and its subsidiaries
Item	As of 30 June 2017	As of 31 December 2016

Ratio of liabilities to shareholders’ equity	3.59	2.47
Current ratio	0.30	0.28
Quick ratio	0.25	0.23

Item	For the six months ended 30 June 2017	For the six months ended 30 June 2016

Multiples of interest earned	1.11	3.65

The ratio of liabilities to shareholders’ equity increased from the beginning of this year principally due to increased amount of interest-bearing liabilities. Current ratio and quick ratio generally kept stable from the beginning of this year. The multiples of interest earned decreased because of the decreased pre-tax profit for the first half of 2017.

As of June 30 2017, the Company and its subsidiaries had net current liabilities of RMB118.965 billion. Based on the successful financing history of the Company, the undrawn banking facilities available to the Company and its good credit rating, the Company believes it would be able to meet its liabilities as and when they fall due and secure the funds required for operations. In addition, the Company continued to capitalise on its favorable credit rating and minimized interest expense by obtaining short-term borrowings with relatively lower interest rates.

II.	Liquidity and Cash Resources

1.	Liquidity

	For the six months ended 30 June 2017	For the six months ended 30 June 2016	Change
	(RMB in billion)	(RMB in billion)	(%)

Net cash from operating activities	14.302	19.466	(26.53%)
Net cash used in investing activities	(20.269)	(6.818)	197.29%
Net cash from/(used in) financing activities	10.269	(11.359)	(190.40%)
Effect of exchange rate fluctuations on cash held	0.022	0.092	(76.09%)

Net increase in cash and cash equivalent	4.324	1.381	213.17%
Cash and cash equivalent at beginning of the reporting period	7.811	7.478	4.45%

Cash and cash equivalent at the end of the reporting period	12.135	8.859	36.98%

The net cash provided by operating activities of the Company was RMB14.302 billion for the first half of 2017, representing a decrease of 26.53% over the same period last year. The decrease was mainly due to the increase of fuel costs.

Net cash used in investing activities of the Company was RMB20.269 billion, representing an increase of 197.29% from the same period last year, which was mainly due to consideration paid for acquisition.

The financing activities of the Company were principally debt financings. During the first half of 2017, the Company drew down new loans of RMB72.215 billion, issued super short-term bonds of RMB16.000 billion, and repaid loans of RMB57.190 billion and super short-term bonds of RMB17.000 billion upon maturity.

As of 30 June 2017, cash and cash equivalents of the Company and its subsidiaries denominated in RMB and Singapore dollar, U.S. dollar and Japanese Yen, each of which is measured at RMB equivalent, were RMB10.895 billion, RMB1.001 billion, RMB0.313 billion and RMB0.1976 million, respectively.

2.	Capital expenditure and cash resources

2.1	Capital expenditure for infrastructure construction and renovation projects

The capital expenditure for construction and renovation projects of the Company for the first half of 2017 was RMB10.483 billion, including RMB848 million for Baxianjiao Offshore Wind Power, RMB664 million for Beijing Cogeneration, RMB502 million for Luoyuan Power, RMB461 million for Taishan Power, RMB432 million for Zhanhua Renewable, RMB283 million for Xianrendao Cogeneration, RMB240 million for Mianchi Cogeneration, RMB240 million for Taicang Power, RMB224 million for Jiuquan Wind Power II, RMB215 million for Fujian Harbor, RMB193 million for Hainan Power, RMB183 million for Yushe Photovoltaic Power, RMB178 million for Guanyun Cogeneration, RMB160 million for Changrun Heating, RMB159 million for SinoSing Power, RMB152 million for Laiwu Power, RMB140 million for Luohuang Power Plant, RMB130 million for Ruyi Coal-fired, RMB130 million for Yueyang Power Plant, RMB129 million for Suzhou Turbine Cogeneration, RMB129 million for Changxing Power plant, RMB124 million for Yantai Bajiao, RMB123 million for Qinbei Power Plant, RMB122 million for Jianchang Photovoltaic Power, RMB121 million for Dezhou Power Plant,

RMB119 million for Weihai Power Plant, RMB114 million for Jiangxi Renewable, RMB113 million for Laiwu Renewable, RMB112 million for Yingkou Power Plant, RMB110 million for Diandong Energy, RMB108 million for Dalian Power Plant, and RMB101 million for Yingcheng Cogeneration. Expenditure for other infrastructure construction and renovation projects was RMB3.424 billion.

The above capital expenditures are sourced mainly from internal capital, cash flows provided by operating activities and debt financing. The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on a commercially viable basis. The Company will also actively develop new projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal capital, cash flows provided by operating activities, and debt and equity financing.

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily from internal capital, cash flows from operating activities, and debt and equity financings.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of 30 June 2017, the undrawn banking facilities available to the Company and its subsidiaries amount to more than RMB287.8 billion from, among others, Bank of China, China Construction Bank and Industrial and Commercial Bank of China.

The Company issued five installments of unsecured super short-term bonds of RMB4 billion, RMB3 billion, RMB3 billion, RMB4 billion and RMB2 billion with coupon rate of 3.40%, 3.67%, 3.60%, 3.60% and 4.19% on 13 January, 17 February, 16 March, 14 April and 27 June, respectively. Each installment of super short-term bonds is issued at par value in RMB and matures in 270, 270, 180, 90 and 150 days after issuance, respectively.

As of 30 June 2017, the Company and its subsidiaries had outstanding short-term loans of RMB77.105 billion (RMB57.669 billion at the end of 2016), of which borrowings from banks were charged at annual interest rates ranging from 3.05% to 4.35% (2.77% to 4.35% at the end of 2016).

As of 30 June 2017, the Company and its subsidiaries had outstanding short-term bonds of RMB26.354 billion (RMB27.311 billion at the end of 2016).

As of 30 June 2017, the Company and its subsidiaries had outstanding long-term loans (including those maturing within a year) of RMB122.608 billion (RMB74.551 billion at the end of 2016), including RMB denominated loans of RMB106.912 billion (RMB58.876 billion at the end of 2016), U.S. dollar denominated loans of US$380 million (US$410 million at the end of 2016), Euro denominated loans of €35 million (€39 million at the end of 2016), Singapore dollar denominated loans of S$2.582 billion (S$2.581 billion at the end of 2016), and Japanese yen denominated loans of ¥2.648 billion (¥2.703 billion at the end of 2016). All loans denominated in US dollar and Singapore dollar were floating rate, and loans denominated in all other foreign currencies were fixed rate. As of 30 June 2017, the long-term loans of the Company and its subsidiaries from banks were charged at annual interest rates ranging from 0.75% to 5.65% (0.75% to 5.65% at the end of 2016).

The Company will maintain close watch on fluctuations of exchange rate and interest rate markets, and prudently assess currency and interest rate risks.

In addition to meeting cash requirements from operations, constructions and acquisitions in its ordinary course, the Company, along with due consideration of overall development of power generation industry and growth of the Company, will make efforts to control financing costs and financial risks, establish an optimal capital structure for effective financial management activities, with the view to providing sustainable and stable returns to its shareholders.

2.3	Other financing requirements

The objective of the Company is to bring long-term, consistent and growing returns to its shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. Upon the approval from the annual general meeting of the shareholders for the year 2016 held on 13 June 2017, the Company declared a cash dividend of RMB0.29 per ordinary share (inclusive of tax), with total dividends of approximately RMB4.408 billion. As of 30 June 2017, RMB3.045 billion of the aforementioned dividends have been paid, with RMB1.363 billion remaining.

III.	Performance and Prospects of Significant Investments

The Company acquired 25% equity interests in Shenzhen Energy Group (“Shenneng Group”) with payment of RMB2.39 billion on 22 April 2003. In 2011, Shenneng Group divided into a remainder company Shenneng Group and a new company Shenneng Energy Management Company, and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenneng Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management Company through the combination of directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Company. After the merger, the Company directly held 991,741,659 shares of Shenzhen Energy, representing 25.02% of its equity interests. These investments brought a net profit attributable to the equity holders of the Company of RMB72 million for the Company for the first half of 2017 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held 60% direct equity interests in Sichuan Hydropower as of 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interests in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought to the Company a net profit attributable to the equity holders of the Company of RMB66 million for the first half of 2017 under IFRS. This investment is expected to provide steady returns to the Company.

IV.	Employee Benefits Policies

As of 30 June 2017, the Company and its subsidiaries had 56,598 employees. During this reporting period, there was no significant change regarding remuneration policies and training programs of the Company.

V.	Guarantee for Loans and Restricted Assets

As of 30 June 2017, the Company provided guarantees of approximately RMB12.684 billion for the long-term bank loans of Tuas Power; Huaneng Heilongjiang Power Generation Co., Ltd., a subsidiary of the Company, provided guarantees of approximately RMB550 million, RMB1,080 million and RMB537 million for the long-term bank loans of its subsidiaries Huaneng Daqing Cogeneration Co., Ltd., Daqing Lvyuan Wind Power Co., Ltd., and Huaneng Tongjiang Wind Power Co., Ltd., respectively; Huaneng Shandong Ruyi Coal-fired Co., Ltd., a subsidiary of the Company, provided guarantees of RMB80 million for the long-term bank loans of its subsidiary Huaneng Jiaxiang Power Co., Ltd..

As of 30 June 2017, the details of secured loans of the Company and its subsidiaries are as follows:

1.
As of 30 June 2017, short-term loans of approximately RMB71 million represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

2.
As of 30 June 2017, long-term loans of approximately RMB6.033 billion of the Company and its subsidiaries were secured by certain property, plant and equipment, with net book value of RMB6.310 billion.

3.	As of 30 June 2017, long-term loans of approximately RMB11.529 billion were secured by future electricity revenue of the Company and its subsidiaries.

As of 30 June 2017, the restricted bank deposits of the Company and its subsidiaries were RMB95 million (RMB71 million as of 31 December 2016).

As of 30 June 2017, notes receivable endorsed neither matured nor derecognized of the Company and its subsidiaries with net book value amounted to RMB1.241 billion.

As of 30 June 2017, property, plant and equipment held under finance leases of the Company and its subsidiaries with net book value amounted to RMB2.280 billion.

As of 30 June 2017, the Company and its subsidiaries had no material contingent liability.

VII.	Risk Factors

For the second half of 2017, the PBOC will continue implementing prudent monetary policies and make timely and fine-tuned adjustment to benchmark borrowing and lending interest rates. Most of the Company’s debts are interest bearing debts denominated in RMB, and the change of RMB interest rates will directly affect the Company’s borrowing costs. The Company will keep close watch on market conditions to make reasonable financing arrangements, explore new financing initiatives to control financing costs while meeting funding requirements. The interest bearing debts denominated in non-RMB currencies are mostly charged with floating interest rates. The Company has hedged approximately half of its debts with floating interest rates by interest rate swap agreements, and the fluctuation of the interest rates on non-RMB currency borrowings will not have material adverse impact on the Company.

The Company had certain debts denominated in U.S. dollar and Euro, and could incur exchange gain or loss from fluctuation of relevant exchange rates. The debts denominated in foreign currencies accounted for less than 3% of the total interest bearing debts of the Company, most of which were denominated in U.S. dollar. The recent fluctuations in exchange rates are not expected to have material adverse impact on the Company due to limited amount of its borrowings denominated in foreign currencies.

SHARE CAPITAL STRUCTURE

As at 30 June 2017, total issued share capital of the Company amounted to 15,200,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 69.08% of the total issued share capital of the Company, and 4,700,383,440 shares were foreign shares, representing 30.92% of the total issued share capital of the Company. In respect of foreign shares, China Huaneng Group (“Huaneng Group”) through its wholly-owned subsidiary China Hua Neng Group Hong Kong Limited held 472,000,000 shares, representing 3.11% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 33.33% of the total issued share capital of the Company, while Huaneng Group held 1,555,124,549 shares, representing 10.23% of the total issued share capital of the Company. Through its controlling subsidiary China Huaneng Finance Corporation Limited, Huaneng Group held 74,139,853 shares, represents 0.49% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,804,073,480 shares, representing 25.03% of the total issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company and its subsidiaries did not sell any other types of its securities and did not purchase or redeem its own shares or other securities in the first half of 2017.

MAJOR SHAREHOLDING STRUCTURE

The following table summarizes the shareholdings of the top ten shareholders of the Company as at 30 June 2017:

Name of Shareholders	Total Shareholdings	Percentage of shareholding in total issued shares (%)

Huaneng International Power Development Corporation	5,066,662,118	33.33%
HKSCC Nominees Limited*	3,940,346,460	25.92%
China Huaneng Group	1,555,124,549	10.23%
Hebei Construction & Investment Group Co., Ltd.	527,548,946	3.47%
China Hua Neng Group Hong Kong Limited	472,000,000	3.11%
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.74%
China Securities Finance Corporation Limited	413,567,472	2.72%
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	2.56%
Fujian Investment Development (Group) Co., Ltd.	365,818,238	2.41%
Dalian Municipal Construction Investment Company Limited	301,500,000	1.98%

Notes:

*	HKSCC Nominees Limited acts as nominee of holders of H shares of the Company and its shareholdings in the Company represent the total number of H shares held by it as nominee of H shareholders.

DIRECTORS’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

The Company has adopted a code with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”). Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2017.

As at 30 June 2017, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the Securities and Futures Ordinance (“SFO”) which was required to be notified to the Company and the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

DIVIDENDS

It was resolved by the Board not to distribute dividends for the first half of 2017.

DISCLOSURE OF MATERIAL EVENTS

1.
The Company held the annual general meeting on 13 June 2017, at which it considered the proposals for the election of the new session of the Board of Directors and the Supervisory Committee and elected Mr. Cao Peixi, Mr. Guo Junming, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Huang Jian, Mr. Wang Yongxiang, Mr. Mi Dabin, Mr. Guo Hongbo, Mr. Cheng Heng and Mr. Lin Chong as Directors of the ninth session of the Board of Directors, Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi as the Independent Non-executive Directors of the ninth session of the Board of Directors, and Mr. Ye Xiangdong, Mr. Mu Xuan, Ms. Zhang Mengjiao, Mr. Gu Jianguo, Ms. Zhang Xiaojun and Mr. Zhu Daqing as supervisors for the ninth session of the Supervisory Committee of the Company. On the same day, the Company held the first meeting of the ninth session of Board of Directors and the first meeting of the ninth session of Supervisory Committee, whereat it elected Mr. Cao Peixi as the Chairman and Mr. Guo Junming as the Vice-Chairman of the Company’s Board of Directors, and Mr. Ye Xiangdong as the chairman and Mr. Mu Xuan as the vice-chairman of the Company’s Supervisory Committee. At the same time, Mr. Li Shiqi, Mr. Zhu Yousheng, Ms. Li Song, Mr. Li Zhensheng, Mr. Geng Jianxin and Mr. Xia Qing officially left office.

2.
Due to work requirements, Mr. Du Daming tendered a written report to the Company for resignation from the position as the Vice President and the Secretary to the Board of Directors of the Company. On 22 May 2017, upon election by the Board of Directors and approval by Hong Kong Stock Exchange, the Company appointed Mr. Huang Chaoquan as the secretary to the Board of Directors of the Company. At the same time, Mr. Du Daming officially left office.

CORPORATE GOVERNANCE

The Company always places emphasis on corporate governance. After years of experience and practice, the Company has gradually formed a standardized and enhanced governance structure, thereby establishing a sound and effective system that is appropriate to the Company’s own development requirements. The Company persists on maximizing the benefits of the Company and its shareholders as a whole, treating all of its shareholders fairly and striving for the long-term, stable and increasing returns for shareholders of the Company.

During the reporting period, the Company has complied with the relevant provisions of Corporate Governance Code and Corporate Governance Report set out in Appendix 14 of the Listing Rules.

(a)	Code of Corporate Governance

In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

(1)	Enhancing and improving corporate governance

In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to operate in accordance with laws and regulations.

Over the years, the Board has formulated and implemented the Rules and Procedures of the General Meetings; Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the annual report and the Work Regulations on Annual Report for the Audit Committee, and amended the Articles of Association according to the applicable laws and the Company’s development need.

In October 2014, on the basis of combining the requirements of the rules of the Stock Exchange and the actual needs of the Company, the Company has formulated the Diversification Policy on Members of the Board of Directors (the “Diversification Policy”) in accordance with the requirements of the Hong Kong Stock Exchange to further enhance the Company’s corporate governance. The Diversification Policy is comprised of seven sections – purpose, significance, declaration of policies, measurable goals, monitoring and reporting, review policy and disclosure of the policy.

In April 2016, to further enhance the Company’s overall risk management, the Company has revised the Detailed Rules on the Work of the Strategy Committee of the Board of Directors by incorporating the Company’s risk management work decisions into the Strategy Committee’s responsibilities, strengthening its role responsible for the Company’s risk management. At the same time, the Company made a comprehensive revision to the Risk Management Measures of the Company which was formally promulgated and adopted for use from 26 April 2006 until now, having made reference to “Guidelines for Management of Comprehensive Risks of Central Enterprises” the State-owned Assets Supervision and Administration Commission of the State Council, the Ministry of Finance’s “Basic Internal Control Norms for Enterprises”, and the “Guidelines for Management of Overall Risks of China Huaneng Group”. The subject matters including definition of overall risk management and risk management process, responsibility and labour division of risk management organs at all levels, risk classification, assessment and reporting procedures, control and prevention of risk, evaluation and supervision, the establishment of corporate risk management culture, etc. By revising and enhancing the above two systems, it would further consolidate the basis of the risk management system which provided the Company with a more effective theoretical guidance for comprehensive risk management, thus playing an important role in maintaining the Company’s healthy development. During the reporting period, the Company has complied with the “Corporate Governance Code” and the requirements on relevant provisions regarding risk management and internal control.

In order to better adapt to market and regulatory changes, the Company has also revised the “Detailed Rules of the Secretary of the Board of Directors” on primarily the assessment of the work of the Secretary of the Board of Directors and further enhanced the management system of the Secretary of the Board of Directors.

All members of the Board jointly perform the duty of corporate governance. During the reporting period, the Board has included the followings in its scope of duties and authority:

1.	Establishing and reviewing the Company’s corporate governance policies and codes, and making such amendments as it deems necessary to ensure the effectiveness of such policies and codes;

2.	Reviewing and supervising the training and sustained professional development of the Company’s directors and senior management;

3.	Reviewing and supervising the Company’s policies and codes regarding the observance of laws and regulatory requirements;

4.	Formulating, reviewing and supervising the codes of conduct and compliance handbook (if any) applicable to directors and employees; and

5.	Reviewing the Company’s compliance with the Code on Corporate Governance Practices and the disclosures made in the Corporate Governance Report.

(2)	Enhancing and improving the information disclosure system

The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the secretary to the Board of Directors, the chief accountant, managers of each functional department, and is responsible for reviewing the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday chaired by the secretary to the Board of Directors and the chief accountant who will report on the Company’s important matters of the week, thereby ensuring the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current functioning systems include the Measures on Information Disclosure Management, the Measures on Connected Transaction Management, Management Measures on Insiders, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, Management Measures for Pursuing Responsibility regarding Material Errors in Information Disclosure of Annual Report, etc. The above measures and system ensure the regulated operation of the Company, strengthen the truthfulness, accuracy, completeness and the timely disclosure of information, and at the same time enhance the quality as well as transparency of the information disclosure.

Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The replies shall become the basis of external communication upon the approval of the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialized training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their expertise.

(3)	Regulating financial management system, strengthening internal control

In 2017, the Company sticks to its principle of good faith and fair treatment to its shareholders and makes a lot of detailed work in preparing the financial reports and connected practice standard and on aspect of internal controls. The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has formulated the Measures on Accounting, the Basic Measures on Construction Accounting, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have reviewed the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company maintained the separation of personnel within organizational structure and specifically established the relevant institutions responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
In regard to fund management, the Company has formulated a number of management measures including the Measures on Financial Management, the Measures on the Management of the Income and Expenditure of the Funds, the Measures on the Assessment of Management of Receipt and Payment of Funds, the Measures on the Use and Management of Large Amount by Headquarter of the Company, the Measures on the Management of Bills of Exchange, the Measures on Management of Fund Raising, Rules on the Management of Transactions Involving Financial Derivatives, the Measures on the Management of Provision of Security to Third Parties and the Measures for Regulating Fund Transfers with the Related Parties. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the China Securities Regulatory Commission (“China Securities Regulatory Commission”) and the Shanghai Stock Exchange (“Shanghai Stock Exchange”) for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted quarterly checking and clearing with related parties in relation to the operational fund transfers in order to ensure the safety of funds.

4.
The overall objective of internal control of the Company is to promote implementation of the corporate strategy. Specific goals are to maintain lawful operation and management of the Company, asset safety, and truthfulness and completeness of financial reports and related information, thus promoting the overall enhancement of operating efficiency and actual effect.

The Company has formulated a comprehensive system for five businesses including development and construction, production and management, financial assets, integrated management and supervision and evaluation in order to achieve the institutionalization of management. The Company has comprehensively sort out internal and external risks and various business processes, and completed the “Internal Control Manual”, the fifth version of which in use detailed 23 business processes and organizational structures including income, material procurement, fuel management and fund management, and 19 soft elements including human resources management, anti-fraud and risk management in terms of five areas including environment control, risk assessment, process control, information and communication, and monitoring, thereby comprehensively elaborating the Company’s guiding principles and policies, work procedures and job duties of various posts, regulating the standard procedures of various business processes and realizing a streamlined system.

The Company has compiled the “Internal Control Evaluation Handbook” specifying the three-tier internal control evaluation management system, the internal control evaluation mode comprised of routine evaluation and supervision on key area, regulating the internal control evaluation procedures, evaluation methods, defect defining procedures and standards in order to realize standardization of internal control evaluation. The Company conducts annual assessment on the applicability and effectiveness of the above system and regularly conducts revision and perfection in order to realize dynamic maintenance of the internal control system.

The Company has established 48 items of risks falling into 16 categories involving strategic management, production and operation, legal affairs, financial management, use of capital, safety protection, energy conservation and environment protection, fundamental construction and compliance observation, and has divided risk management at all levels of business departments. For the purpose of risk identification, the “Internal Control Manual” stipulates the corresponding control measures and defines key control points. Through the implementation of the “one post for one item system” at each control point, the control responsibility is divided to every post at various levels so that internal control and job responsibilities are combined and all members of staff can participate in the construction of internal control. The Company has implemented the internal control routine evaluation mechanism, set up the post of internal control evaluators in each department and subordinate unit respectively, conducted monthly internal control evaluation, and established a three-tier evaluation quality supervision mechanism respectively at the three levels of the Company, regional offices and basic level units by way of the internal control management system in order to conduct real-time tracking of the implementation of internal control. During the first half of the year, the Company has successfully completed a six-month internal control routine evaluation, and launched key inspection on high-risk units after combining the risk assessment results thus effectively protecting and promoting the sustained and healthy development of the businesses of the Company and realizing the stable operation of the internal control system. The Company has combined the new requirements and new changes in business and management and constantly advanced experience and common issues, and launched comprehensive and multi-level internal control training each year, and widely publicized internal control concepts and knowledge, thus continuously optimizing the internal control environment.

The internal control and management departments, internal audit department and external auditors regularly report the internal control work situation to the Audit Committee of the Board of Directors respectively, thus ensuring the continued and effective operation of the internal control system. The Company constantly improves the internal control review system, formulated the “Internal Control Review and Evaluation Management Regulations”, regularly conducts internal control target reviews and comprehensive evaluations, circulating notices within the Company after combining the assessment results, thus realizing the review results in a timely manner, effectively guiding the units at all levels to focus on the quality of internal control work and practically realizing of the deep-level objective of management enhanced by internal control.

Upon full assessment, the management of the Company is of the opinion that the internal control system of the Company is sound and effective.

(b)	Securities transactions by Directors

As the Company is listed in three jurisdictions, the Company has strictly complied with the relevant restrictive clauses on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest clause, which is, abiding by the strictest clause among three jurisdictions. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the Companies Law and relevant regulations, prohibiting those who are in possession of securities transaction inside information using inside information in securities trading; and setting out detailed rules for those who are in possession of inside information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares of the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(c)	Board of Directors

The Board of Directors of the Company comprises of 15 members. Of the members of the eighth session of the board of directors, Mr. Cao Peixi acted as Chairman, and Mr. Guo Junming as Vice Chairman of the Board. The Executive Directors of the Company are Mr. Cao Peixi, Mr. Liu Guoyue (President) and Mr. Fan Xiaxia (Vice President); the Non-executive Directors are Mr. Li Shiqi, Mr. Huang Jian, Mr. Mi Dabin, Mr. Guo Hongbo, Mr. Zhu Yousheng and Ms. Li Song. Mr. Li Zhensheng, Mr. Yue Heng, Mr. Geng Jianxin, Mr. Xia Qing and Mr. Xu Mengzhou were the independent non-executive Directors of the Company. On 13 June 2017, the Company elected the members of the new session of the Board of Directors. Members of the ninth session of the Board of Directors are as follows: Mr. Cao Peixi as the Chairman, Mr. Guo Junming as the Vice-Chairman; Mr. Cao Peixi, Mr. Liu Guoyue (the President) and Mr. Fan Xiaxia (the Vice President) as the Executive Directors; Mr. Wang Yongxiang, Mr. Huang Jian, Mr. Mi Dabin, Mr. Guo Hongbo, Mr. Cheng Heng and Mr. Lin Chong as the Non-executive Directors; and Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi as the Independent Non-executive Directors.

The Board of Directors of the Company has held five meetings during the reporting period including regular meetings and ad hoc meetings. For details, please see the relevant announcements.

Details of the attendance of directors at the board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance (%)

Executive Directors
Cao Peixi	5	4	1	80% (Attendance by proxy rate of 20%)
Liu Guoyue	5	5	0	100%
Fan Xiaxia	5	4	1	80% (Attendance by proxy rate of 20%)

Non-executive Directors
Guo Junming	5	4	1	80% (Attendance by proxy rate of 20%)
Wang Yongxiang	1	1	0	100%
Huang Jian	5	4	1	80% (Attendance byproxy rate of 20%)
Mi Dabin	5	4	1	80% (Attendance by proxy rate of 20%)
Guo Hongbo	5	4	1	80% (Attendance by proxy rate of 20%)
Cheng Heng	1	1	0	100%
Lin Chong	1	1	0	100%

Independent non-executive Directors
Yue Heng	5	5	0	100%
Xu Mengzhou	5	5	0	100%
Liu Jizhen	1	1	0	100%
Xu Haifeng	1	1	0	100%
Zhang Xianzhi	1	1	0	100%

Directors who had resigned
Li Shiqi	4	3	1	75% (Attendance by proxy rate of 25%)
Zhu Yousheng	4	4	0	100%
Li Song	4	3	1	75% (Attendance by proxy rate of 25%)
Li Zhensheng	4	4	0	100%
Geng Jianxin	4	4	0	100%
Xia Qing	4	3	1	75% (Attendance by proxy rate of 25%)

As stated in the previous Corporate Governance Reports, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meetings, first quarterly meetings, half-yearly meetings and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days prior to the meeting and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board.

Moreover, the Independent Non-executive Directors have submitted their independent non-executive director confirmation letters of 2016 according to the requirements of the Listing Rules.

The Directors considered that they have complied with the laws and regulations, and provisions of the Articles of Association, and have actively performed the duties faithfully and diligently. Apart from regular and ad hoc meetings, the Directors obtained information through the Chairman Office and the President Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and signing and performance of material agreements. The Directors reviewed the reports, data etc. of the Company regularly to understand the situation on production operation of the Company. Through on-site investigation, the independent non-executive Directors provided practical resolutions to the Company. All specialized committees under the Board actively carried out works and provided recommendations and policies which formed the basis of accurate policies for the Board.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board, including (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the in relation to the appointment, removal and transfer of managers of various departments of the

Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; and (5) to examine and approve other major issues.

The Board has summarized the implementation and execution of work during the reporting period taking into consideration of opinions of the Supervisory Committee and the Senior Management of the Company. The Board is of the opinion that it has effectively fulfilled its duties to safeguard the interests of the Company and its shareholders.

Directors who attended the 2017 first extraordinary general meeting of the Company were Mr. Liu Guoyue (Director and the Chairman of the Strategy Committee), Mr. Mi Dabin (Director) and Mr. Geng Jianxin (Independent non-executive Director and Chairman of the Remuneration and Appraisal Committee of the Board of Directors). Director who attended the 2017 second extraordinary general meeting of the Company was Mr. Liu Guoyue (director and the Chairman of the Strategy Committee). Directors who attended the annual general meeting for 2016 of the Company were Mr. Liu Guoyue (director and the Chairman of the Strategy Committee), Mr. Mi Dabin (Director), Mr. Yue Heng (Independent non-executive Director and Chairman of the Audit Committee) and Mr. Xu Mengzhou (Independent non-executive Director).

(d)	Chairman and President

The Company shall have a Chairman and a President who shall perform their duties respectively and separately according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.

The division of duties of the Board and the senior management remained the same as disclosed in the previous Corporate Governance Reports.

(e)	Non-executive Directors

According to the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (inclusive) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (inclusive) according to the relevant regulations of the China Securities Regulatory Commission.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Guo Junming	13 June 2017-2020
Huang Jian	13 June 2017-2020
Wang Yongxiang	13 June 2017-2020
Mi Dabin	13 June 2017-2020
Guo Hongbo	13 June 2017-2020
Cheng Heng	13 June 2017-2020
Lin Chong	13 June 2017-2020

(f)	Directors’ Remuneration

According to the relevant PRC laws and the Articles of Association, the Board has established the Remuneration and Appraisal Committee which operates in accordance with the Detailed Rules on the Work of the Remuneration and Appraisal Committee and is mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company; and is to be accountable to the Board. The Remuneration and Appraisal Committee will review and submit annual total wages to the board of directors annually. Each of the Executive Directors has signed a director’s service contract in accordance with the requirement of the Hong Kong Stock Exchange.

The Remuneration and Appraisal Committee comprises of seven members. Members of the eighth session of the Remuneration and Appraisal Committee were: Mr. Geng Jianxin, Mr. Liu Guoyue, Mr. Guo Hongbo, Mr. Zhu Yousheng, Mr. Li Zhensheng, Mr. Yue Heng and Mr. Xia Qing. On 13 June 2017, the Company elected Mr. Zhang Xianzhi, Mr. Liu Guoyue, Mr. Guo Hongbo, Mr. Cheng Heng, Mr. Yue Heng, Mr. Liu Jizhen and Mr. Xu Haifeng as members of the ninth session of the Remuneration and Appraisal Committee, among whom Mr. Yue Heng, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi are Independent Non-executive Directors and Mr. Zhang Xianzhi is the chairman of the committee.

The operation of the Remuneration and Appraisal Committee under the Board complied with the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee convened the first meeting in 2017 on 20 March 2017, at which the Report of Total Wage Expenses was reviewed and the Company’s arrangement for the total wage in 2017 was approved. The Remuneration and Appraisal Committee will carry out the work according to the actual situation and the above Detailed Rules at appropriate time.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Remuneration and Appraisal Committee of the Eighth Session of the Board in 2017	20 March 2017	Geng Jianxin, Liu Guoyue, Guo Hongbo, Zhu Yousheng, Li Zhensheng,Yue Heng	Xia Qing

(g)	Nomination of Directors

According to the relevant PRC laws and the relevant provisions of the Articles of Association, the Board has established the Nomination Committee. Governed by the Detailed Rules on the Works of the Nomination Committee, the Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications requirements under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates for directors of the Company is mainly made by shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

The Nomination Committee comprises of seven members. Members of the Nomination Committee of the eighth session were Mr. Li Zhensheng, Mr. Fan Xiaxia, Mr. Mi Dabin, Ms. Li Song, Mr. Yue Heng, Mr. Geng Jianxin and Mr. Xu Mengzhou. On 13 June 2017, the Company elected Mr. Liu Jizhen, Mr. Fan Xiaxia, Mr. Mi Dabin, Mr. Lin Chong, Mr. Yue Heng, Mr. Xu Mengzhou and Mr. Zhang Xianzhi as members of the ninth session of the Nomination Committee, among whom Mr. Liu Jizhen, Mr. Yue Heng, Mr. Zhang Xianzhi and Mr. Xu Mengzhou are Independent Non-executive Directors and Mr. Liu Jizhen is the chairman of the committee.

The Nomination Committee of the Board of Directors operates in accordance with the Detailed Rules of the Nomination Committee. The Company convened the First Meeting and the Second Meeting of the Nomination Committee for 2017 on 20 March 2017 and 16 May 2017, respectively, at which the proposals regarding the change of session of the Board of Directors of the Company and the assessment report on the qualification of the candidate for the secretary to the Board of Directors of the Company were approved, the qualifications of the candidate for the directors and supervisors for the new session and the candidate for the secretary to the Board of Directors were reviewed and the corresponding review reports were rendered, for the purpose of providing the basis and suggestions for determination by the Board of Directors. During the second half of 2017, the Nomination Committee will carry out the work according to the actual situation and the above Detailed Rules at appropriate time.

During the reporting period, the attendance of the meeting of the Nomination Committee of the Company’s Board of Directors was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Nomination Committee of the Eighth Session of the Board in 2017	20 March 2017	Li Zhensheng, Fan Xiaxia, Yue Heng, Geng Jianxin, Xu Mengzhou	Mi Dabin, Li Song

Second Meeting of the Nomination Committee of the Eighth Session of the Board in 2017	16 May 2017	Li Zhensheng, Fan Xiaxia, Li Song, Zhang Shouwen, Yue Heng, Mi Dabin, Geng Jianxin	–

(h)	Appointment of Auditors

As approved at the 2016 annual general meeting, the Company has appointed KPMG Huazhen LLP as the domestic auditors and U.S. 20F annual report auditors of the Company, and KPMG as the Company’s Hong Kong auditors for 2017.

(i)	Audit Committee

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board has established the Audit Committee. Governed by the Detailed Rules on the work of the Audit Committee, the Audit Committee is mainly responsible for assisting the Board in the supervision of:

(1)	the accuracy of the Company’s financial statement;

(2)	the Company’s compliance with laws and regulations;

(3)	the qualification and independence of the Company’s independent auditors;

(4)	the performance of the Company’s independent auditors and internal auditing departments of the Company; and

(5)	the control and management of the related party transactions of the Company.

The Company convenes four regular meetings of the Audit Committee of the Board of Directors each year, at least two of which will be conducted with the Company’s external auditors to listen to reports on audit planning, work arrangement and audit works generally. The Board has formulated the Management Rules on Whistler Blowing through telephone or emails, and, pursuant to which the Audit Committee will be responsible for the management.

Members of the Audit Committee comprises of five directors. Members of the Audit Committee of the eighth session are, namely, Mr. Yue Heng, Mr. Li Zhensheng, Mr. Geng Jianxin, Mr. Xia Qing and Mr. Xu Mengzhou. On 13 June 2017, the Audit Committee of the Company conducted an election on change of session and elected Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng, Mr. Zhang Xianzhi as members of the ninth session of the Audit Committee, among whom Mr. Yue Heng is the chairman of the committee.

During the reporting period, the Audit Committee has held three meetings. As per Audit Committee’s duties, the Audit Committee has communicated separately and respectively with the Company’s counsels, external auditors, management and the relevant functional departments of the Company. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, the anti-fraud position in the Company, the recruitment of staff, the implementation and execution of internal control mechanisms and the audit work carried out by external auditors, the Audit Committee has rendered their views and suggestions.

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Audit Committee of the Eighth Session of the Board in 2017	24 February 2017	Yue Heng, Li Zhensheng, Geng Jianxin, Xia Qing, Xu Mengzhou	–

Second meeting of the Audit Committee of the Eighth Session of the Board in 2017	20 March 2017	Yue Heng, Li Zhensheng, Geng Jianxin, Xu Mengzhou	Xia Qing

Third meeting of the Audit Committee of the Eighth Session of the Board in 2017	24 April 2017	Yue Heng, Li Zhensheng, Geng Jianxin, Xia Qing, Xu Mengzhou	–

(j)	Responsibility statement by the Directors in relation to the financial statements

The Directors of the Company confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

(k)	Shares held by senior management

None of the senior management of the Company holds shares of the Company.

(l)	Strategy Committee

For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee. Governed by the Detailed Rules on the Work of the Strategy Committee, the Strategy Committee is primarily responsible for:

(1)	reviewing and advising on the Company’s long-term strategic development plan;

(2)	reviewing and advising on the major fund raising proposals that need to be approved by the Board;

(3)	reviewing and advising on the major production and operating projects that need to be approved by the Board;

(4)	studying and advising on the matters that would significantly affect the development of the Company;

(5)	examining the implementation of the above-mentioned matters;

(6)	comprehensive risk management of the Company to improve the Company’s overall risk resistance; and

(7)	other matters as requested by the Board of Directors.

Strategy Committee of the Board of Directors comprises of six directors. Member of the Strategy Committee for the eighth session were Mr. Liu Guoyue, Mr. Li Shiqi, Mr. Huang Jian, Mr. Fan Xiaxia, Mr. Li Zhensheng, Mr. Xia Qing. On 13 June 2017, the Strategic Committee of the Company conducted an election on change of session. The ninth session of the Strategy Committee comprises of six directors, namely, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Huang Jian, Mr. Wang Yongxiang, Mr. Liu Jizhen, Mr. Xu Haifeng, of whom Mr. Liu Jizhen and Mr. Xu Haifeng are Independent Non-executive Directors and Mr. Liu Guoyue is the chairman of the committee.

On 25 April 2017, the Strategy Committee considered and approved the Enterprise Comprehensive Risk Management Report of Huaneng Power International, Inc. in 2017, and submitted the report to the Audit Committee of the Board of the Company on 31 July 2017 for review.

The risk management work of the Company has been conducted in an orderly manner, which effectively controlled each risk and successively strengthened and enhanced the Company’s internal controls and risk management system.

During the reporting period, the attendance of meetings of the Strategy Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Strategy Committee of the Eighth Session of the Board in 2017	25 April 2017	Liu Guoyue, Li Shiqi, Huang Jian, Fan Xiaxia, Li Zhensheng, Xia Qing	–

(m)	Directors’ and senior management’s training

The Company organizes its Directors and Supervisors to attend the training provided by regulatory authorities annually. During the reporting period, the directors and supervisors of the Company attended training of directors and supervisors according to regulatory requirements. The secretary to the Board attended the training development course (specifically for A+H Companies) provided jointly by The Shanghai Stock Exchange and The Hong Kong Institute of Chartered Secretaries and some of the seminar conferences every year.

The Company conducts introduction by lawyers in places where the Company’s shares are listed specifically to all Independent Non-executive Directors of the Audit Committee of the Company twice a year with respect to the updated regulatory laws, the application of relevant systems to the Company and the Company’s performance of the rules and regulations in places where the Company’s shares are listed.

The Company attaches importance to the training and continuing development of senior management. The Company organizes members of senior management to participate the training courses provided by relevant State authorities, industrial managing authorities and industrial associations.

REVIEW BY THE AUDIT COMMITTEE

The interim results of 2017 have been reviewed by the Audit Committee of the Company.

LEGAL PROCEEDINGS

In April 2015, an engineering contractor of a subsidiary of the Company filed an application for arbitration over a dispute on payment of engineering settlement, claiming against the subsidiary for payment of the construction fees together with the interest of approximately RMB83.46 million. As at 30 June 2017, the Company had not been able to reasonably estimate the financial impact of the pending arbitration and as such had not made provision.

Save as disclosed, as at 30 June 2017, the Company was not involved in any material litigation or arbitration and no material litigation or claim of material importance was pending or threatened against or by the Company as far as the Company is aware.

DOCUMENTS FOR INSPECTION

The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2017 will be available at the following addresses and websites:

PRC	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Telephone Number: (8610) 6322 6999
Fax Number: (8610) 6322 6888
Website: http://www.hpi.com.cn

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2851 1352

Websites of the Company	http://www.hpi.com.cn;
http://www.hpi-ir.com.hk

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xu Haifeng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
2 August 2017

A.	FINANCIAL INFORMATION EXTRACTED FROM CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PREPARED UNDER IFRS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (UNAUDITED)
AS AT 30 JUNE 2017
(Amounts expressed in thousands of RMB)

		As at 30	As at 31
	Note	June 2017	December 2016

ASSETS

Non-current assets
Property, plant and equipment		285,019,219	223,061,809
Investments in associates and joint ventures		19,760,762	19,632,113
Available-for-sale financial assets		3,902,551	3,406,032
Land use rights		11,533,837	8,456,347
Power generation license		3,940,627	3,849,199
Mining rights		1,646,271	1,646,271
Deferred income tax assets		1,683,235	1,263,957
Derivative financial assets		18,965	99,721
Goodwill		15,549,874	12,135,729
Other non-current assets		5,537,168	4,321,945

Total non-current assets		348,592,509	277,873,123

Current assets
Inventories		8,398,282	6,879,143
Other receivables and assets		7,651,518	5,533,770
Accounts receivable	4	20,038,580	16,393,471
Derivative financial assets		81,623	278,602
Bank balances and cash		12,219,809	7,881,630
Assets held for sale		2,142,890	–

Total current assets		50,532,702	36,966,616

Total assets		399,125,211	314,839,739

		As at 30	As at 31
	Note	June 2017	December 2016

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		15,200,383	15,200,383
Capital surplus		24,801,971	24,760,331
Surplus reserves		8,140,030	8,140,030
Currency translation differences		(500,769)	(787,881)
Retained earnings		34,525,965	38,690,132
		82,167,580	86,002,995

Non-controlling interests		22,302,905	16,183,742

Total equity		104,470,485	102,186,737

Non-current liabilities
Long-term loans		107,318,620	64,990,361
Long-term bonds	6	8,188,137	12,182,971
Deferred income tax liabilities		4,752,552	2,262,752
Derivative financial liabilities		222,137	201,169
Other non-current liabilities		4,676,012	2,819,498

Total non-current liabilities		125,157,458	82,456,751

Current liabilities
Accounts payable and other liabilities	7	38,142,261	28,325,227
Taxes payable		920,031	1,089,105
Dividends payable		2,666,754	1,575,180
Salary and welfare payables		503,634	421,390
Derivative financial liabilities		136,029	133,569
Short-term bonds	8	26,353,976	27,311,103
Short-term loans		77,104,608	57,668,874
Current portion of long-term loans		15,289,596	9,560,885
Current portion of long-term bonds	6	7,290,257	3,294,736
Current portion of other non-current liabilities		702,328	816,182
Liabilities held for sale		387,794	–

Total current liabilities		169,497,268	130,196,251

Total liabilities		294,654,726	212,653,002

Total equity and liabilities		399,125,211	314,839,739

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2017
(Amounts expressed in thousands of RMB, except per share data)

		For the six months ended 30 June
	Note	2017	2016

Operating revenue	3	71,433,689	52,924,371
Tax and levies on operations		(648,556)	(457,279)

Operating expenses
Fuel		(44,001,200)	(23,164,638)
Maintenance		(1,715,061)	(1,629,269)
Depreciation		(10,146,899)	(7,419,917)
Labor		(4,314,259)	(3,361,015)
Service fees on transmission and transformer facilities of HIPDC		(48,360)	(70,386)
Purchase of electricity		(1,807,341)	(1,326,249)
Others		(3,684,999)	(2,757,063)
Total operating expenses		(65,718,119)	(39,728,537)

Profit from operations		5,067,014	12,738,555

Interest income		95,234	71,770
Financial expenses, net
Interest expense		(4,662,641)	(3,379,503)
Exchange gain/(loss) and bank charges, net		50,667	(95,901)

Total financial expenses, net		(4,611,974)	(3,475,404)

Share of profits less losses of associates and joint ventures		156,070	558,118
Loss on fair value changes of financial assets/liabilities		(6,374)	(17,828)
Other investment income		120,066	134,067

Profit before income tax expense	10	820,036	10,009,278

Income tax expense	11	(478,875)	(2,414,004)

Net profit		341,161	7,595,274

		For the six months ended 30 June
	Note	2017	2016

Other comprehensive income, net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial asset		293,611	(206,692)
Share of other comprehensive income of investees accounted for under the equity method		(3,574)	(148,845)
Effective portion of cash flow hedges		(248,452)	489,032
Translation differences of the financial statements of foreign operations		282,485	866,505

Other comprehensive income, net of tax		324,070	1,000,000

Total comprehensive income		665,231	8,595,274

Net profit attributable to:
– Equity holders of the Company		243,944	6,176,840
– Non-controlling interests		97,217	1,418,434
		341,161	7,595,274

Total comprehensive income attributable to:
– Equity holders of the Company		572,696	7,176,054
– Non-controlling interests		92,535	1,419,220
		665,231	8,595,274

Earnings per share attributable to the equity holders of the Company (expressed in RMB per share)
– Basic and diluted	12	0.02	0.41

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE SIX MONTHS ENDED 30 JUNE 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2017 have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. This unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (the “IASB”). This unaudited condensed consolidated interim financial information was approved for issue on 1 August 2017.

As at and for the six months ended 30 June 2017, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 30 June 2017, the Company and its subsidiaries have net current liabilities of approximately Renminbi Yuan (“RMB”) 118.96 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB287.8 billion as at 30 June 2017, the Company and its subsidiaries are expected to refinance certain of its short term loans and bonds and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, the unaudited condensed consolidated interim financial information are prepared on a going concern basis.

2.	PRINCIPAL ACCOUNTING POLICIES

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2016 described in those annual financial statements.

The Company and its subsidiaries have adopted the following new amendments to standards that are first effective for the current accounting period:

•	Amendments to IAS 7, ‘Disclosure initiative’

•	Amendments to IAS 12, ‘Income taxes – Recognition of deferred tax assets for unrealised losses’

•	Annual improvements to IFRSs 2014-2016 Cycle.

None of these developments have had a material effect on how the Company and its subsidiaries’ results and financial position for the current or prior periods have been prepared or presented. The Company and its subsidiaries has not applied any new standard or interpretation that is not yet effective for current accounting period.

3.	REVENUE AND SEGMENT INFORMATION

Revenues recognized during the period are as follows:

	For the six months ended 30 June
	2017	2016

Sales of power and heat	70,079,782	52,484,142
Port service	110,489	98,880
Transportation service	42,450	46,219
Others	1,200,968	295,130
Total	71,433,689	52,924,371

Directors and certain senior management of the Company perform the function as the chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from available-for-sale financial assets and operating results of the centrally managed and resource allocation functions of headquarters(“Segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and liabilities of statement of financial position.

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

For the six months ended 30 June 2017
Total revenue	66,384,778	4,893,158	333,282	71,611,218
Inter-segment revenue	–	–	(177,529)	(177,529)

Revenue from external customers	66,384,778	4,893,158	155,753	71,433,689

Segment results	2,057,236	(295,187)	(54,403)	1,707,646

Interest income	59,217	35,281	736	95,234
Interest expense	(4,296,671)	(226,908)	(77,495)	(4,601,074)
Impairment loss	5	(900)	–	(895)
Depreciation and amortization	(8,990,464)	(458,019)	(103,217)	(9,551,700)
Net (loss)/gain on disposal of non-current assets	(117)	148	–	31
Share of profits less losses of associates and joint ventures	132,941	–	(22,588)	110,353
Income tax expense	(742,136)	50,576	(3,241)	(694,801)

For the six months ended 30 June 2016 (Restated*)
Total revenue	59,991,182	4,015,851	256,339	64,263,372
Inter-segment revenue	–	–	(113,976)	(113,976)

Revenue from external customers	59,991,182	4,015,851	142,363	64,149,396

Segment results	14,008,304	(255,736)	(155,399)	13,597,169

Interest income	50,674	35,330	241	86,245
Interest expense	(3,945,168)	(246,223)	(65,495)	(4,256,886)
Impairment loss	(361,272)	550	(202)	(360,924)
Depreciation and amortization	(8,650,758)	(391,045)	(100,377)	(9,142,180)
Net loss on disposal of non-current assets	(43,542)	(4)	–	(43,546)
Share of profits less losses of associates and joint ventures	508,645	–	(73,971)	434,674
Income tax expense	(3,399,782)	42,529	4,354	(3,352,899)

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

30 June 2017
Segment assets	332,487,586	28,186,420	11,562,702	372,236,708

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	9,879,684	144,259	346,463	10,370,406
Investments in associates	12,429,557	–	2,981,503	15,411,060
Investments in joint ventures	2,166,606	–	720,420	2,887,026
Segment liabilities	(267,067,252)	(14,365,311)	(5,186,826)	(286,619,389)

31 December 2016 (Restated*)
Segment assets	331,939,958	28,141,718	11,789,504	371,871,180

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	34,552,009	230,974	854,484	35,637,467
Investments in associates	12,527,711	–	2,880,368	15,408,079
Investments in joint ventures	2,202,002	–	790,610	2,992,612
Segment liabilities	(246,200,555)	(14,027,606)	(5,620,515)	(265,848,676)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the six months ended 30 June
	2017	2016 (Restated*)

Revenue from external customers (PRC GAAP)	71,433,689	64,149,396
Reconciling item:
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 13)	–	(11,225,025)

Operating revenue per unaudited condensed consolidated interim statement of comprehensive income	71,433,689	52,924,371

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the six months ended 30 June
	2017	2016 (Restated*)

Segment results (PRC GAAP)	1,707,646	13,597,169
Reconciling items:
Loss related to the headquarters	(152,363)	(296,338)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	62,436	59,284
Dividend income of available-for-sale financial assets	114,241	103,163
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 13)	–	(3,232,269)
Impact of other IFRS adjustments**	(911,924)	(221,731)

Profit before income tax expense per unaudited condensed consolidated interim statement of comprehensive income	820,036	10,009,278

Reportable segments’ assets are reconciled to total assets as follows:

	As at 30 June 2017	As at 31 December 2016 (Restated*)

Total segment assets (PRC GAAP)	372,236,708	371,871,180
Reconciling items:
Investment in Huaneng Finance	1,267,518	1,314,603
Deferred income tax assets	2,366,589	2,447,648
Prepaid income tax	254,020	204,182
Available-for-sale financial assets	3,952,551	3,560,928
Corporate assets	364,763	360,854
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 13)	–	(70,341,769)
Impact of other IFRS adjustments**	18,683,062	5,422,113

Total assets per unaudited condensed consolidated interim statement of financial position	399,125,211	314,839,739

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 30 June 2017	As at 31 December 2016 (Restated*)

Total segment liabilities (PRC GAAP)	(286,619,389)	(265,848,676)
Reconciling items:
Current income tax liabilities	(250,065)	(572,515)
Deferred income tax liabilities	(1,310,675)	(1,429,859)
Corporate liabilities	(3,884,801)	(4,717,617)
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 13)	–	59,917,072
Impact of other IFRS adjustments**	(2,589,796)	(1,407)

Total liabilities per unaudited condensed consolidated interim statement of financial position	(294,654,726)	(212,653,002)

Other material items:

	Reportable Segment total	Headquarters	Investment income from Huaneng Finance	Impact of restatement under PRC GAAP in relation to business combination under common control*	Impact of other IFRS adjustments**	Total

For the six months ended 30 June 2017
Interest expense	(4,601,074)	(61,567)	–	–	–	(4,662,641)
Depreciation and amortization	(9,551,700)	(21,183)	–	–	(806,660)	(10,379,543)
Impairment loss	(895)	–	–	–	–	(895)
Share of profits less losses of associates and joint ventures	110,353	–	62,436	–	(16,719)	156,070
Net gain/(loss) on disposal of non-current assets	31	(4)	–	–	(18)	9
Income tax expense	(694,801)	–	–	–	215,926	(478,875)

For the six months ended 30 June 2016 (Restated*)
Interest expense	(4,256,886)	(66,175)	–	943,558	–	(3,379,503)
Depreciation and amortization	(9,142,180)	(25,794)	–	1,775,913	(191,546)	(7,583,607)
Impairment loss	(360,924)	–	–	213,399	–	(147,525)
Share of profits less losses of associates and joint ventures	434,674	–	59,284	63,280	880	558,118
Net loss on disposal of non-current assets	(43,546)	(9)	–	1,183	407	(41,965)
Income tax expense	(3,352,899)	–	–	876,960	61,935	(2,414,004)

*
The Company completed the acquisition of equity interests of four companies from Huaneng Group, see Note 13 for details. As the acquisition is a business combination under common control, the transaction is accounted for under merger accounting method under PRC GAAP. The assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence from the date when the acquirees first became under the control of the same ultimate controlling party. Therefore the relevant comparative figures in the segment information were restated under PRC GAAP while the acquisition is accounted for using acquisition method under IFRS.

**
Other GAAP adjustments above primarily represented the classification adjustments and other adjustments. Other than the classification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the six months ended 30 June
	2017	2016

PRC	66,540,531	48,908,520
Singapore	4,893,158	4,015,851

Total	71,433,689	52,924,371

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at	As at
	30 June 2017	31 December 2016

PRC	318,140,077	249,155,921
Singapore	23,600,756	23,369,766

Total	341,740,833	272,525,687

The information on sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June
	2017		2016
	Amount	Proportion	Amount	Proportion
State Grid Shandong Electric Power Company	13,157,354	18%	5,960,882	11%

4.	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	As at	As at
	30 June 2017	31 December 2016

Accounts receivable	17,264,031	14,050,096
Notes receivable	2,863,622	2,432,264

	20,127,653	16,482,360
Less: provision for doubtful accounts	89,073	88,889

Total	20,038,580	16,393,471

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranged from 5 to 60 days from the dates of billings. Certain accounts receivable of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

(a)	Aging analysis of accounts receivable and notes receivable was as follows:

	As at	As at
	30 June 2017	31 December 2016

Within 1 year	19,490,345	16,152,038
Between 1 to 2 years	431,265	279,694
Between 2 to 3 years	155,502	29,123
Over 3 years	50,541	21,505

Total	20,127,653	16,482,360

As at 30 June 2017, the maturity period of the notes receivable ranged from 1 month to 12 months (31 December 2016: from 1 month to 12 months).

(b)	Aging analysis of accounts receivable and notes receivable that are neither individually nor collectively considered to be impaired are as follows:

	As at	As at
	30 June 2017	31 December 2016

Neither past due nor impaired	19,295,530	16,063,215

Less than 1 year past due	478,900	248,597
Between 1 to 2 years past due	186,153	63,094
Between 2 to 3 years past due	60,676	17,944
Over 3 years past due	17,321	621

Total	20,038,580	16,393,471

Receivables that were past due but not impaired relate to a number of independent customers that have long term business relationship with the Company and its subsidiaries. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

5.	DIVIDENDS

On 13 June 2017, upon the approval from the annual general meeting of the shareholders, the Company declared 2016 final dividend of RMB0.29 (2015 final: RMB0.47) per ordinary share, totaling approximately RMB4,408 million (2015 final: RMB7,144 million). As at 30 June 2017, the Company made dividend payments of RMB3,045 million and RMB1,363 million was to be paid (no dividend paid during the six months ended 30 June 2016).

6.	LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds is RMB57 million, RMB98 million and RMB195 million, respectively. The bond with original maturity of 5 years had matured in December 2012 and the Company repaid the principal of RMB1 billion. The bond with original maturity of 7 years had matured in December 2014 and the Company repaid the principal of RMB1.7 billion. As at 30 June 2017, interest payables for the unmatured bonds amounted to approximately RMB100.28 million (31 December 2016: RMB3.73 million).

The Company also issued bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 30 June 2017, interest payable for these bonds amounted to approximately RMB30.20 million (31 December 2016: RMB135.06 million).

The Company issued medium-term notes with maturity of 5 years in July 2014 with a face value of RMB4 billion bearing an annual interest rate of 5.30%. The actual proceeds received by the Company were approximately RMB3.988 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 5.37%. Interest paid per annum during the tenure of the notes is RMB212 million. As at 30 June 2017, interest payable for the bonds amounted to approximately RMB204.45 million (31 December 2016: RMB99.32 million).

The Company issued corporate bonds with maturity of 5 years and 10 years in June 2016 with face values of RMB3 billion and RMB1.2 billion bearing annual interest rates of 3.48% and 3.98%, respectively. The total actual proceeds received by the Company were approximately RMB4.2 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 3.48% and 3.98%, respectively. Interest paid per annum during the tenure of the bonds is RMB104.40 million and RMB47.76 million, respectively. As at 30 June 2017, interest payable for the bonds amounted to approximately RMB5.15 million (31 December 2016: RMB57.78 million) and RMB2.36 million (31 December 2016: RMB26.43 million), respectively.

7.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As at 30	As at 31
	June 2017	December 2016

Accounts and notes payable	16,092,663	12,059,004
Provisions	19,395	21,758
Construction and retention payables to constructors	17,326,409	12,277,827
Others	4,703,794	3,966,638

Total	38,142,261	28,325,227

Aging analysis of accounts and notes payable was as follows:

	As at	As at
	30 June 2017	31 December 2016

Within 1 year	15,845,890	11,902,522
Between 1 to 2 years	141,150	100,092
Over 2 years	105,623	56,390

Total	16,092,663	12,059,004

8.	SHORT-TERM BONDS

The Company issued unsecured short-term bonds with face values of RMB3 billion and RMB3 billion bearing annual interest rates of 2.50% and 2.60% in August 2016 and October 2016. Such bonds are denominated in RMB, issued at par and mature in 365 days. The annual effective interest rates of these bonds are 2.91% and 3.01%. As at 30 June 2017, interest payables for the bonds amounted to approximately RMB67.81 million (31 December 2016: RMB30.62 million) and RMB54.71 million (31 December 2016: RMB16.03 million), respectively.

The Company issued unsecured super short-term bonds with face values of RMB4 billion, RMB3 billion, RMB3 billion, RMB4 billion, RMB2 billion, RMB3 billion and RMB2 billion bearing annual interest rates of 2.42%, 2.62%, 2.73%, 2.50%, 2.79%, 2.98% and 3.45% in April 2016, April 2016, May 2016, July 2016, November 2016, November 2016 and December 2016, respectively. Such bonds are denominated in RMB, issued at face value and mature in 270 days, 270 days, 270 days, 270 days, 270 days, 180 days and 270 days from the issuance dates respectively. The annual effective interest rates of these bonds are 2.73%, 2.93%, 3.04%, 2.81%, 3.10%, 3.19% and 3.78% respectively. The two bonds issued in April 2016 were fully repaid in January 2017, The bond issued in May 2016 were fully repaid in February 2017, The bond issued in July 2016 were fully repaid in April 2017, The bond issued in November 2016 with matured date of 180 days were fully repaid in May 2017, As at 30 June 2017, interest payables for the outstanding bonds amounted to approximately RMB35.62 million (31 December 2016: RMB7.95 million), RMB39.32 million (31 December 2016: RMB5.10 million), respectively.

The Company issued unsecured super short-term bonds with face values of RMB4 billion, RMB3 billion, RMB3 billion, RMB4 billion, RMB2 billion, bearing annual interest rates of 3.40%, 3.67%, 3.60%, 3.60%, 4.19% in January 2017, February 2017, March 2017, April 2017, June 2017, respectively. Such bonds are denominated in RMB, issued at face value and mature in 270 days, 270 days, 180 days, 90 days, 150 days, from the issuance dates respectively. The annual effective interest rates of these bonds are 3.69%, 3.86%, 3.76%, 3.68%, 4.25%, respectively. As at 30 June 2017, interest payables for the outstanding bonds amounted to approximately RMB62.97 million, RMB40.42 million, RMB31.66 million, RMB30.77 million, RMB0.92 million, respectively.

9.	ADDITIONAL FINANCIAL INFORMATION ON UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 30 June 2017, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB118,965 million (31 December 2016: RMB93,230 million). On the same date, total assets less current liabilities were approximately RMB229,628 million (31 December 2016: RMB184,643 million).

10.	PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging/(crediting) the following:

	For the six months ended 30 June
	2017	2016

Total interest expense on borrowings	4,925,548	3,667,480
Less: amounts capitalized in property, plant and equipment	262,907	287,977

Interest expense charged in unaudited condensed consolidated interim statement of comprehensive income	4,662,641	3,379,503
Operating lease charge	208,633	149,653
Depreciation of property, plant and equipment	10,146,899	7,419,917
Net (gain)/loss on disposal of non-current assets	(9)	41,965
Amortization of land use rights	168,850	114,125
Amortization of other non-current assets	63,794	49,565
Impairment loss of property, plant and equipment	–	96,027
Impairment loss of land use rights	–	51,980
Recognition/(reversal) of provision for doubtful accounts	347	(212)
Recognition/(reversal) for inventory obsolescence	548	(270)
Government grants	(98,662)	(122,263)

Other operating expenses consist of impairment loss of property, plant and equipment, land use rights, environmental protection expenses, substituted power arrangement expenses, insurance, government grants and other miscellaneous expenses.

11.	INCOME TAX EXPENSE

	For the six months ended 30 June
	2017	2016

Current income tax expense	806,971	2,424,348
Deferred income tax	(328,096)	(10,344)
Total	478,875	2,414,004

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the six months ended 30 June 2017 (for the six months ended 30 June 2016: nil).

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the six months ended 30 June
	2017	2016

Notional tax on profit before income tax expense, calculated at the applicable income tax rates in the countries concerned	27.88%	25.20%
Effect of tax losses not recognized	27.27%	0.61%
Net effect of deductible temporary differences utilized	(1.05%)	(0.03%)
Effect of non-taxable income	(8.31%)	(1.65%)
Effect of non-deductible expenses	12.71%	0.19%
Others	(0.10%)	(0.20%)
Effective tax rate	58.40%	24.12%

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC subsidiaries that are taxed at preferential tax rates ranging from 0% to 15%.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

For the six months ended 30 June 2017, the income tax rate applicable to Singapore subsidiaries is 17% (for the six months ended 30 June 2016: 17%).

12.	EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the period:

	For the six months ended 30 June
	2017	2016

Consolidated net profit attributable to equity holders of the Company	243,944	6,176,840
Weighted average number of the Company’s outstanding ordinary shares (’000)	15,200,383	15,200,383

Basic earnings per share (RMB)	0.02	0.41

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the six months ended 30 June 2017 and 2016.

13.	BUSINESS COMBINATION

(a)	Acquisition from Huaneng Group

On 14 October 2016, the Company entered into equity transfer agreements with Huaneng Group to acquire:

•	80% equity interests of Huaneng Shandong Power Generation Co., Ltd. (“Shandong Power”)

•	100% equity interests of Huaneng Jilin Power Generation Co., Ltd. (“Jilin Power”)

•	100% equity interests of Huaneng Heilongjiang Power Generation Co., Ltd. (“Heilongjiang Power”)

•	90% equity interests of the Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd. (“Zhongyuan Gas”)

These entities are all mainly engaged in power generation and sales business. In early January 2017 the acquisition was completed and since then the Company obtained the control over above mentioned entities and consolidated them in its financial statement. The acquired business contributed consolidated revenue of RMB14.451 billion (unaudited) and consolidated net loss of RMB493.800 million (unaudited) to the Company and its subsidiaries for the period from the date of acquisition to 30 June 2017.

The total consideration is RMB15.501 billion after certain adjustment of the profits generated from the date of valuation to the acquisition date in accordance with the equity transfer agreements, which has been settled in cash by 30 June 2017 after netting off with the receivables due from Huaneng Group.

		Acquisition Date

Fair value of total identifiable net assets attributable to equity holders of the Company		13,920,106
Goodwill		1,580,664
Cash consideration		15,500,770

Less:	Net settlement of the receivables due from Huaneng Group	2,361,871
	Bank balances and cash of acquirees	2,342,766
	Less: Restricted cash	(20,974)

Cash consideration paid for acquisition of subsidiaries, net of cash acquired		10,817,107

Goodwill arising from the acquisitions is attributable to the synergies expected to arise after the acquisitions of the equity interests in the subsidiaries stated above.

Huaneng Shandong Ruyi (Pakistan) Energy (Private) Ltd. (“Shandong Ruyi Pakistan”), a subsidiary of Huaneng Shandong Ruyi (HK) Energy Limited (“HK Energy”) which is a joint venture of Shandong Power, entered into a facility agreement totalling USD1.44 billion.

In addition, HK Energy entered into a shareholder share pledge agreement with Industrial and Commercial Bank of China Limited, Karachi Branch to pledge 100% of the total issued and paid-up share capital of Shandong Ruyi Pakistan.

According to the facility agreement, Shandong Power and Shandong Ruyi Technology Group Co., Ltd.(“Ruyi Group”), as the investors of HK Energy, entered into a guarantee agreement with Industrial and Commercial Bank of China Limited, Karachi Branch to provide guarantee of any outstanding debts in the aforementioned facility agreement, excluding the amount insured by China Export and Credit Insurance Corporation.

The guarantee is an unresolved matter from the acquisition of Shandong Power. In accordance with the related transition arrangement clauses in the equity transfer agreements between the Company and Huaneng Group, Huaneng Group will take over the guarantor’s responsibility which is still in process.

The assets and liabilities arising from the acquisitions of above entities are as follows:

	Shandong Power		Jilin Power		Heilongjiang Power		Zhongyuan Gas
	(Consolidated)		(Consolidated)		(Consolidated)
		Carrying		Carrying		Carrying		Carrying
	Fair value	amount	Fair value	amount	Fair value	amount	Fair value	amount

Property, plant and equipment	41,366,757	31,269,484	8,496,028	7,723,528	12,525,071	12,153,449	1,381,060	1,207,536
Investment in associates and joint ventures	1,021,566	1,021,566	–	–	–	–	–	–
Available-for-sale financial assets	4,000	4,000	100,895	100,895	–	–	–	–
Land use rights	2,272,181	1,724,580	228,173	147,920	655,485	22,917	27,075	11,658
Deferred income tax assets	334,055	605,263	323,522	234,835	10,404	10,404	–	–
Goodwill	1,586,902	1,586,902	–	–	–	–	–	–
Other non-current assets	1,285,838	1,245,513	213,589	210,118	210,965	210,259	48	48
Bank balances and cash	1,621,276	1,621,276	103,045	103,045	385,295	385,295	222,939	222,939
Inventories	952,510	952,510	89,333	89,333	123,889	123,889	1,136	1,136
Trade receivables	2,509,641	2,509,641	293,455	293,455	127,219	127,219	124,636	124,636
Other receivables and other current assets	2,992,094	2,992,094	2,393,835	2,393,835	889,392	889,392	119,974	119,974
Long-term borrowings	(15,647,367)	(15,647,367)	(8,330,929)	(8,330,929)	(6,742,580)	(6,742,580)	(1,200,000)	(1,200,000)
Deferred income tax liabilities	(2,447,672)	(47,581)	(214,642)	–	(280,945)	(27,180)	(47,235)	–
Other non-current liabilities	(1,688,306)	(1,688,306)	(10,291)	(10,291)	(253,671)	(253,671)	–	–
Short-term borrowings	(8,082,200)	(8,082,200)	(600,000)	(600,000)	(1,920,000)	(1,920,000)	–	–
Tax payables	(270,531)	(270,531)	(10,311)	(10,311)	(54,302)	(54,302)	(419)	(419)
Dividends payables	(136,955)	(136,955)	–	–	–	–	–	–
Salary and welfare payables	(41,667)	(41,667)	(2,969)	(2,969)	(22,462)	(22,462)	(717)	(717)
Payables and other current liabilities	(9,725,591)	(9,725,591)	(2,668,626)	(2,668,626)	(3,083,130)	(3,083,130)	(606,115)	(606,115)
Non-controlling interests	(3,520,472)	(2,495,741)	–	–	(583,622)	(313,039)	–	–

Total identifiable net assets Attributable to the acquirees	14,386,059	7,396,890	404,107	(326,162)	1,987,008	1,506,460	22,382	(119,324)

Percentage of equity interest acquired	80%		100%		100%		90%
Total identifiable net assets acquired	11,508,847		404,107		1,987,008		20,144

(b)	A subsidiary transferred from a joint venture

Shanxi Xiaoyi Economic Development Zone Huaneng Energy Service Co., Ltd (‘Shanxi Xiaoyi Energy’) was previously a joint venture of the Company. In 2017, non-controlling shareholder with 49% equity interests in Shanxi Xiaoyi Energy entered into a voting in concert agreement with the Company whereby it agreed to vote the same in respect of significant financial and operating decisions made by the Company effective from 15 February 2017. As a result, the Company acquired control of Shanxi Xiaoyi Energy since 15 February 2017.

Shanxi Xiaoyi Energy is a limited liability company established on 8 October 2016 in Xiaoyi, Shanxi Province. Shanxi Xiaoyi Energy is primarily engaging in selling of electricity, construction, operation and maintenance of power distribution and regional transmission and distribution grid. Financial information of Shanxi Xiaoyi Energy is as follows:

	From acquisition date to 30 June 2017 acquirees’
	Revenue	Net loss	Net cash in

Shanxi Xiaoyi Energy	–	(14)	14

The identifiable assets and liabilities of Shanxi Xiaoyi Energy as at the acquisition date are as follows:

	Shanxi Xiaoyi Energy
	Fair Value	Carrying Amount

Bank balances and cash	10,211	10,211
Accounts payable and other current liabilities	(1)	(1)

Total identifiable net assets	10,210	10,210

Non-controlling interests	(10)

Net assets acquired	10,200

B.	FINANCIAL INFORMATION EXTRACTED FROM CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP
(Amounts expressed in RMB Yuan unless otherwise stated)

1.	FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS (UNAUDITED)

	Unit	As at 30 June 2017	As at 31 December 2016 (Restated)	Variance (%)

Total assets	Yuan	380,442,148,929	379,759,396,092	0.18
Shareholders’ equity attributable to shareholders of the Company	Yuan	69,568,348,911	88,361,030,143	(21.27)

	For the six months ended 30 June
	Unit	2017	2016 (Restated)	Variance (%)

Operating revenue	Yuan	71,433,688,713	64,149,395,266	11.36
Profit before taxation	Yuan	1,731,960,200	13,463,277,448	(87.14)
Net profit attributable to shareholders of the Company	Yuan	787,572,539	7,779,175,026	(89.88)
Net profit attributable to shareholders of the Company (excluding non-recurring items)	Yuan	644,758,071	6,157,125,913	(89.53)
Basic earnings per share	Yuan/per share	0.05	0.51	(90.20)
Basic earnings per share (excluding non-recurring items)	Yuan/per share	0.04	0.41	(90.24)
Diluted earnings per share	Yuan/per share	0.05	0.51	(90.20)
Return on net assets (weighted average)%		1.08	8.80	decreased by 7.72 percentage points
Net cash flow from operating activities	Yuan	14,302,015,063	22,175,632,253	(35.51)
Net cash flow from operating activities per share	Yuan/per share	0.94	1.46	(35.62)

Note:	Formula of key financial ratios:

Basic earnings per share = Net profit attributable to shareholders of the Company for the period/Weighted average number of ordinary shares

Return on net assets (weighted average) = Net profit attributable to shareholders of the Company for the period/weighted average shareholders’ equity (excluding non-controlling interests) x 100%

2.	ITEMS AND AMOUNTS OF NON-RECURRING ITEMS

(Amounts Expressed in RMB Yuan)
For the six months ended
Non-recurring Items	30 June 2017

Net gain from disposal of non-current assets	28,447
Government grants recognized though profit or loss, excluding those having close relationships with the company and its subsidiaries’ operation and enjoyed in fixed amount or quantity according to uniform national standard	152,833,135
The loss on fair value change of held-for-trading financial assets and liabilities (excluding effective hedging instruments related to operating activities of the Company and its subsidiaries) and disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets	(10,037,905)
Reversal of doubtful accounts receivable individually tested for impairments	7,215
Non-operating income and expenses (excluding items above)	66,856,240
Other items recorded in the profit and loss in accordance with the definition of non-recurring items	(2,183,877)

Sub total	207,503,255
Impact of income tax	(46,801,021)
Impact of non-controlling interests (net of tax)	(17,887,766)

Total	142,814,468

3.	INCOME STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2017

			For the six months ended 30 June
			2017	2016 (Restated)	2017	2016
			Consolidated	Consolidated	The Company	The Company

1.	Operating revenue		71,433,688,713	64,149,395,266	21,753,401,857	19,465,979,962
	Less:	Operating cost	63,226,662,437	45,475,998,868	19,027,064,352	13,098,951,684
		Taxes and levies on operations	648,556,150	564,964,899	235,821,453	189,226,453
		Selling expenses	6,347,940	5,467,176	2,250,196	1,561,671
		General and administrative expenses	1,808,724,996	2,169,970,269	819,675,318	947,338,664
		Financial expenses, net	4,516,740,179	4,334,787,241	1,742,667,620	1,860,133,303
		Assets impairment loss	895,403	360,923,750	—	(1,113)
	Add:	Loss from changes in fair value	(6,373,663)	(17,827,952)	—	—
		Investment income	292,854,433	1,918,279,198	2,008,139,928	2,763,889,354
		Including: investment income from associates and joint ventures	172,788,938	493,957,929	102,704,930	371,946,055
		Other income	151,124,979	—	89,170,770	—

2.	Operating profit		1,663,367,357	13,137,734,309	2,023,233,616	6,132,658,654
	Add:	Non-operating income	88,439,821	399,432,898	30,555,441	102,881,124
		Including: gain on disposal of non-current assets	1,456,080	2,706,425	263,944	543,732
	Less:	Non-operating expenses	19,846,978	73,889,759	6,186,687	7,715,863
		Including: loss on disposal of non-current assets	1,427,633	46,260,926	54,126	7,478,026

3.	Profit before taxation		1,731,960,200	13,463,277,448	2,047,602,370	6,227,823,915
	Less:	Income tax expense	694,800,300	3,352,899,151	177,472,282	1,044,340,335

4.	Net profit		1,037,159,900	10,110,378,297	1,870,130,088	5,183,483,580
	Including:
	net profit of acquirees under common control before the acquisition date		—	2,355,309,060	—	—

	Attributable to:
	– Equity holders of the Company		787,572,539	7,779,175,026	1,870,130,088	5,183,483,580
	– Non-controlling interests		249,587,361	2,331,203,271	—	—

		For the six months ended 30 June
		2017	2016 (Restated)	2017	2016
		Consolidated	Consolidated	The Company	The Company

5.	Earnings per share (based on the net profit attributable to equity holders of the Company)
	Basic earnings per share	0.05	0.51	—	—
	Diluted earnings per share	0.05	0.51	—	—

6.	Other comprehensive income/(loss), net of tax	324,069,454	998,300,208	311,572,057	(362,054,179)
	Items that may be reclassified subsequently toprofit or loss, net of tax, attributable to equity holders of the Company	328,751,879	997,853,947	311,572,057	(362,054,179)
	Including:
	Fair value changes of available-for-sale financial asset	293,665,930	(206,691,699)	293,311,200	(206,691,699)
	Share of other comprehensive income of investees accounted for under the equity method	(3,574,007)	(148,844,731)	(3,574,007)	(148,844,731)
	Effective portion of cash flow hedges	(248,452,389)	489,031,845	21,834,864	(6,517,749)
	Translation differences of the financial statements of foreign operations	287,112,345	864,358,532	—	—
	Other comprehensive income, net of tax attributable to non-controlling interests	(4,682,425)	446,261	—	—

7.	Total comprehensive income	1,361,229,354	11,108,678,505	2,181,702,145	4,821,429,401
	Attributable to
	– Equity holders of the Company	1,116,324,418	8,777,028,973	2,181,702,145	4,821,429,401
	– Non-controlling interests	244,904,936	2,331,649,532	—	—

4.	CONSOLIDATED NET PROFIT RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the consolidated net profit attributable to equity holders of the Company, are summarized as follows:

	Consolidated net profit attributable to equity holders of the Company
	For the six months ended 30 June
	2017	2016 (Restated)
	RMB’000	RMB’000

Consolidated net profit attributable to equity holders of the Company under PRC GAAP	787,573	7,779,175

Impact of IFRS adjustments:
Differences in accounting treatment on business combinations under common control and depreciation and amortization of assets acquired in business combinations under common control (a)	(886,628)	(2,593,488)
Difference on depreciation related to borrowing costs capitalized in previous years (b)	(13,503)	(13,508)
Amortization of the difference in the recognition of housing benefits of previous years (c)	(326)	(470)
Others	(11,467)	30,426
Applicable deferred income tax impact of the GAAP differences above (d)	215,925	61,936
Profit attributable to non-controlling interests on the adjustments above	152,370	912,769

Consolidated net profit attributable to equity holders of the Company under IFRS	243,944	6,176,840

(a)	Differences in accounting treatment on business combinations under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortization and disposal of related assets.

(b)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(c)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(d)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

Announcement 2

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	31/07/2017

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	Huaneng Power International, Inc
Date Submitted	01/08/2017

I. Movements in Authorised Share Capital

1. Ordinary Shares
(1) Stock code :	902	Description :	“H” share listed in H.K. “ADR” listed in N.Y.

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		4,700,383,440	1.00	4,700,383,440

Increase/(decrease)		0		0

Balance at close of the month		4,700,383,440	1.00	4,700,383,440

(2) Stock code :	600011	Description :	“A” share listed in Shanghai

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		10,500,000,000	1.00	10,500,000,000

Increase/(decrease)		0		0

Balance at close of the month		10,500,000,000	1.00	10,500,000,000

2. Preference Shares
Stock code :	N/A	Description :

		No. of preference shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

3. Other Classes of Shares
Stock code :	N/A	Description :

		No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

Total authorised share capital at the end of the month (RMB) :	15,200,383,440

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference shares	No. of other classes of shares
	(1)	(2)

Balance at close of preceding month	4,700,383,440	10,500,000,000	N/A	N/A

Increase/ (decrease) during the month	0	0

Balance at close of the month	4,700,383,440	10,500,000,000

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer): N/A
Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed
1.

( / / )
shares
(Note 1)

2.

( / / )
shares
(Note 1)

3.

( / / )
shares
(Note 1)
Total A. (Ordinary shares)
(Preference shares)
(Other class)
Total funds raised during the month from exercise of options (State currency)

Warrants to Issue Shares of the Issuer which are to be Listed: N/A
Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
2.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed): N/A
Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy))	( / / )
2.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
Total C. (Ordinary shares)
(Preference shares)
(Other class)

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes): N/A
Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

( / / )
Ordinary shares (Note 1)

2.

( / / )
Ordinary shares (Note 1)

3.

( / / )
Ordinary shares (Note 1)

Total D. (Ordinary shares)
(Preference shares)
(Other class)

Other Movements in Issued Share Capital: N/A
Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

1. Rights issue	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

2. Open offer	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

3. Placing	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

4. Bonus issue				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

5. Scrip dividend	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

6. Repurchase of shares				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

7. Redemption of shares				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

8. Consideration issue	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

9. Capital reorganisation				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

10. Other (Please specify)	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Total E. (Ordinary shares)
(Preference shares)
(Other class)

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	0
	(2)	0
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

Remarks (if any):

Submitted by:	Du Daming

Title:	Secretary of the Board of Directors
(Director, Secretary or other duly authorised officer)

Notes :

1.	State the class of shares (e.g. ordinary, preference or other).

2.	If there is insufficient space, please append the prescribed continuation sheet.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     November 3, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     August 2, 2017